

# Full Speed Ahead

2025

Annual Report and MD&A
The Real Brokerage Inc.



## Corporate Overview

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and five Canadian provinces, Real supports over 33,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

## Key 2025 Metrics

**+56%**

**Revenue**

Revenue increased 56% to $2.0 billion in 2025, from $1.3 billion in 2024.

**+44%**

**Gross Profit**

Gross profit increased 44% to $166 million in 2025, from $115 million in 2024.

**+31%**

**Agents**

Reached 31,739 agents as of December 2025, a 31% increase from 24,140 as of December 2024.

**+54%**

**Transactions**

The total number of transactions closed on our platform grew to over 185,000 in 2025, a 54% increase compared with 2024.

**+53%**

**Value of Homes Sold**

The total value of homes sold increased to $75 billion in 2025, 53% higher than in 2024.

**+35%**

**Cash from Operations**

Cash from operating activities increased 35% to $66 million in 2025, from $49 million in 2024.

# To Our Shareholders,

2025 was another breakthrough year for Real. Against a housing market that remained near cyclical lows, we delivered record results, while meaningfully improving the quality of our platform and agent value proposition. Full-year revenue grew 56% to nearly $2.0 billion, gross profit increased 44% to $166 million, and we processed more than 185,000 transactions, all organic. We achieved our first ever quarter of positive GAAP net income, full-year adjusted EBITDA reached $62.9 million — up 57% year-over-year — and we generated $66 million in operating cash flow. We returned $39 million to shareholders through buybacks while maintaining a debt-free balance sheet.

Our agent base grew to 31,739 by year-end, up 31%, and has since surpassed 33,000. Approximately 85% of that growth continues to come from agents attracting other agents — the most powerful validation of our model and our culture. Transactions per agent continued to outpace the industry, and revenue churn improved to near record lows. The agents choosing Real are among the most productive in the business, and they are staying.

Technology remains a distinct competitive advantage. In 2025, Leo CoPilot — our AI-powered assistant embedded inside our reZEN software — surpassed 700,000 agent interactions and autonomously handled approximately 46% of all support volume in the second half of the year. Our AI automation team, launched mid-year, delivered workflow automations saving thousands of hours annually, allowing us to scale without commensurately scaling headcount.

In Q4, we beta launched HeyLeo.com in certain states. HeyLeo.com is an AI-powered home search portal giving every Real agent their own intelligent client engagement tool, backed by deep MLS integrations and real-time neighborhood data. The transaction lifecycle, from first consumer search to final commission payout, is being rebuilt on our platform.

Our ancillary businesses — One Real Mortgage, One Real Title, and Real Wallet — generated $11.9 million in combined revenue in 2025. Real Wallet's first full year was particularly encouraging: nearly $900,000 in high-margin revenue, over 7,000 active agents, $23 million in deposits, and more than $8 million in credit lines extended to our agents. These businesses generate gross margins significantly higher than core brokerage and create switching costs that deepen agent loyalty over time. We are still early, and believe the opportunity to grow these business lines remains substantial.

We enter 2026 with conviction and a platform unlike anything else in this industry. The housing market will recover — and when it does, we believe Real is well positioned to capture an outsized share. We are not waiting for that tailwind. We are building into it, full speed ahead. Thank you to our 33,000+ agents, our team, and our shareholders for your belief in this mission.



Sincerely,



**Tamir Poleg**

Chairman and CEO,
The Real Brokerage Inc.



real

# The Real Brokerage Inc.

2025

Consolidated Financial Statements
December 31, 2025

# Table of Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Real Brokerage Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2026 expressed an unqualified opinion on the Company's internal control over financial reporting.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

***Revenue Share — Refer to Note 2Y and Note 4 to the financial statements.***

*Critical Audit Matter Description*

The Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the

revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents.

Revenue share calculation is based on multi-tiered compensation structure and limited to maximum amount to be paid per agent attracted to the Company. The calculation is performed using an internally developed system and is based on conditions determined in the revenue sharing plan.

We identified revenue share expense as a critical audit matter because of the complexity of the automated calculations, significant volume of data and multiple parameters involved in the calculation of revenue share expenses. This required an increased extent of audit effort to audit and evaluate the accuracy of revenue share expenses recorded under the revenue sharing plan.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to revenue share included the following, among others:

- With the assistance of our IT specialists, we:
    - Identified the significant system used to process revenue share transactions and tested the general IT controls over the system, including testing of user access controls, change management controls, and IT operations controls.
    - Performed testing of automated controls for the system calculation of revenue share and the system determination of qualifying active agents.
- We selected samples of agents and tested their association with the respective attracting agent by reading independent contractor agreements and tested appropriateness of the agent as a qualifying agent by obtaining evidence of agents reaching the required sales transaction volume.
- For a sample of revenue share expenses, we performed detail testing by recalculating the revenue sharing allocation in accordance with the terms of the revenue sharing plan and traced underlying transactions data to third party documents such as settlement statements or residential purchase agreements.

**/s/Brightman Almagor Zohar & Co.**
**Certified Public Accountants**
**A Firm in the Deloitte Global Network**

Tel Aviv, Israel

March 4, 2026

We have served as the Company's auditor since 2014.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the shareholders and the Board of Directors of The Real Brokerage Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of The Real Brokerage Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 4, 2026, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**/s/Brightman Almagor Zohar & Co.**
**Certified Public Accountants**
**A Firm in the Deloitte Global Network**

Tel Aviv, Israel

March 4, 2026

**THE REAL BROKERAGE INC.**
**CONSOLIDATED BALANCE SHEETS**
(U.S. dollars and shares in thousands)

| | As of | |
|---|---|---|
| | December 31, 2025 | December 31, 2024 |
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 33,213 | $ 23,376 |
| Restricted cash | 26,338 | 24,089 |
| Investments in financial assets | 16,731 | 9,449 |
| Trade receivables | 20,170 | 14,235 |
| Short-term financing receivables, net | 6,231 | — |
| Other current assets | 3,081 | 1,762 |
| **TOTAL CURRENT ASSETS** | **$ 105,764** | **$ 72,911** |
| **NON-CURRENT ASSETS** | | |
| Intangible assets, net | 4,157 | 2,575 |
| Goodwill | 8,993 | 8,993 |
| Property and equipment, net | 2,455 | 2,116 |
| Investment in equity securities | 2,250 | — |
| Long-term financing receivables, net | 2,311 | — |
| Deferred tax asset | 931 | — |
| **TOTAL NON-CURRENT ASSETS** | **$ 21,097** | **$ 13,684** |
| **TOTAL ASSETS** | **$ 126,861** | **$ 86,595** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | 1,161 | 1,374 |
| Accrued liabilities | 38,205 | 25,939 |
| Customer deposits | 26,338 | 24,089 |
| Other payables | 9,562 | 3,050 |
| **TOTAL CURRENT LIABILITIES** | **$ 75,266** | **$ 54,452** |
| **NON-CURRENT LIABILITIES** | | |
| Deferred tax liability | 10 | — |
| **TOTAL NON-CURRENT LIABILITIES** | **10** | — |
| **TOTAL LIABILITIES** | **$ 75,276** | **$ 54,452** |
| | | |
| **EQUITY** | | |
| **EQUITY ATTRIBUTABLE TO OWNERS** | | |
| Common Shares, no par value, unlimited Common Shares authorized, 210,478 Shares issued and outstanding at December 31, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024 | — | — |
| Additional paid-in capital | 164,208 | 138,639 |
| Accumulated deficit | (112,851) | (104,746) |
| Accumulated other comprehensive income | 318 | 708 |
| Treasury stock, at cost, 0 and 442 Common Shares at December 31, 2025 and December 31, 2024, respectively | — | (2,455) |
| **EQUITY ATTRIBUTABLE TO OWNERS** | **$ 51,675** | **$ 32,146** |
| Non-controlling interests | (90) | (3) |
| **TOTAL EQUITY** | **$ 51,585** | **$ 32,143** |
| **TOTAL LIABILITIES AND EQUITY** | **$ 126,861** | **$ 86,595** |

The accompanying notes form an integral part of the consolidated financial statements.

**THE REAL BROKERAGE INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**
(U.S. dollars and shares in thousands, except per share amounts)

| | For the Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| **Revenues** | **$ 1,968,416** | **$ 1,264,639** |
| Cost of Sales | 1,802,728 | 1,149,898 |
| **Gross Profit** | **165,688** | **114,741** |
| | | |
| General and administrative expenses | 74,359 | 61,084 |
| Marketing expenses | 82,383 | 57,477 |
| Research and development expenses | 17,443 | 12,156 |
| Settlement of litigation | 750 | 9,250 |
| **Operating Expenses** | **174,935** | **139,967** |
| **Operating Loss** | **(9,247)** | **(25,226)** |
| | | |
| Other income, net | 995 | 496 |
| Finance expenses, net | (554) | (1,723) |
| **Loss Before Tax** | **(8,806)** | **(26,453)** |
| Tax Benefit | (740) | — |
| **Net Loss** | **$ (8,066)** | **$ (26,453)** |
| Net income attributable to non-controlling interests | 39 | 88 |
| **Net Loss Attributable to the Owners of the Company** | **$ (8,105)** | **$ (26,541)** |
| *Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:* | | |
| Unrealized gain (loss) on investments in financial assets | (212) | 81 |
| Foreign currency translation adjustment | (178) | 794 |
| **Total Comprehensive Loss Attributable to Owners of the Company** | (8,495) | (25,666) |
| Total Comprehensive Income Attributable to Non-Controlling Interest | 39 | 88 |
| **Total Comprehensive Loss** | **$ (8,456)** | **$ (25,578)** |
| **Loss per share** | | |
| **Basic loss per share** | **$ (0.04)** | **$ (0.14)** |
| **Diluted loss per share** | **$ (0.04)** | **$ (0.14)** |
| **Weighted-average shares, basic and diluted** | **219,873** | **191,172** |

The accompanying notes form an integral part of the consolidated financial statements.

**THE REAL BROKERAGE INC.**
**CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY**
(U.S. dollars in thousands)

| | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Equity Attributable to Owners | Non-Controlling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at, January 1, 2025** | **$ 138,639** | **$ (104,746)** | **$ 708** | **$ (2,455)** | **$ 32,146** | **$ (3)** | **$ 32,143** |
| Total net income (loss) | — | (8,105) | — | — | (8,105) | 39 | (8,066) |
| Total other comprehensive loss | — | — | (390) | — | (390) | — | (390) |
| Distributions to non-controlling interests | — | — | — | — | — | (126) | (126) |
| Repurchase of common shares | — | — | — | (39,363) | (39,363) | — | (39,363) |
| Release of treasury stock | (9,335) | — | — | 9,335 | — | — | — |
| Retirement of treasury stock | (32,483) | — | — | 32,483 | — | — | — |
| Exercise of stock options | 2,169 | — | — | — | 2,169 | — | 2,169 |
| Shares withheld for taxes | (2,928) | — | — | — | (2,928) | — | (2,928) |
| Equity-settled stock-based payment | 68,146 | — | — | — | 68,146 | — | 68,146 |
| **Balance at, December 31, 2025** | **$ 164,208** | **$ (112,851)** | **$ 318** | **$ —** | **$ 51,675** | **$ (90)** | **$ 51,585** |
| | | | | | | | |
| **Balance at, January 1, 2024** | **$ 115,504** | **$ (78,205)** | **$ (167)** | **$ (257)** | **$ 36,875** | **$ 209** | **$ 37,084** |
| Total net income (loss) | — | (26,541) | — | — | (26,541) | 88 | (26,453) |
| Total other comprehensive income | — | — | 875 | — | 875 | — | 875 |
| Distributions to non-controlling interests | — | — | — | — | — | (300) | (300) |
| Repurchase of common shares | — | — | — | (36,283) | (36,283) | — | (36,283) |
| Release of treasury stock | (34,085) | — | — | 34,085 | — | — | — |
| Exercise of stock options | 6,275 | — | — | — | 6,275 | — | 6,275 |
| Exercise of warrants | 861 | — | — | — | 861 | — | 861 |
| Shares withheld for taxes | (2,832) | — | — | — | (2,832) | — | (2,832) |
| Equity-settled stock-based payment | 52,916 | — | — | — | 52,916 | — | 52,916 |
| **Balance at, December 31, 2024** | **$ 138,639** | **$ (104,746)** | **$ 708** | **$ (2,455)** | **$ 32,146** | **$ (3)** | **$ 32,143** |

The accompanying notes form an integral part of the consolidated financial statements.

**THE REAL BROKERAGE INC.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
(U.S. dollars in thousands)

| | Twelve Months Ended December 31, | |
|---|---|---|
| | **2025** | **2024** |
| **OPERATING ACTIVITIES** | | |
| Net Loss | $ (8,066) | $ (26,453) |
| Adjustments to reconcile net loss to net cash provided by operating | | |
| Depreciation and amortization | 1,929 | 1,396 |
| Equity-settled stock-based payment | 68,146 | 52,916 |
| Finance costs | (180) | 376 |
| Change in fair value of warrants liability | — | 600 |
| Deferred income taxes, net | (921) | — |
| ***Changes in operating assets and liabilities:*** | | |
| Trade receivables | (5,935) | (7,794) |
| Financing receivables, net | (8,542) | — |
| Other current assets | (1,319) | 433 |
| Accounts payable | (213) | 803 |
| Accrued liabilities | 12,266 | 12,565 |
| Customer deposits | 2,249 | 11,141 |
| Other payables | 6,512 | 2,748 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | **65,926** | **48,731** |
| | | |
| **INVESTING ACTIVITIES** | | |
| Purchase of investment in equity securities | (2,250) | — |
| Purchase of property and equipment | (1,100) | (1,045) |
| Purchase of intangible assets | (2,750) | — |
| Purchase of financial assets | (16,053) | (1,692) |
| Proceeds from sale of financial assets | 8,559 | 6,546 |
| **NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES** | **(13,594)** | **3,809** |
| | | |
| **FINANCING ACTIVITIES** | | |
| Repurchase of common shares | (39,363) | (36,283) |
| Payment of employee taxes on certain stock-based arrangements | (2,928) | (2,832) |
| Proceeds from exercise of stock options | 2,169 | 6,275 |
| Distributions to non-controlling interest | (126) | (300) |
| **NET CASH USED IN FINANCING ACTIVITIES** | **(40,248)** | **(33,140)** |
| | | |
| Net change in cash, cash equivalents and restricted cash | 12,084 | 19,400 |
| Cash, cash equivalents and restricted cash, beginning of period | 47,465 | 27,655 |
| Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash | 2 | 410 |
| **CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE** | **$ 59,551** | **$ 47,465** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES** | | |
| Warrants exercised | — | 861 |

The accompanying notes form an integral part of the consolidated financial statements

## 1. NATURE OF BUSINESS

### Description of Business

The Real Brokerage Inc. ("**Real**" or the "**Company**") is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and five Canadian provinces. As a licensed real estate brokerage, the Company's revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Real operates as a fully digital brokerage and offers ancillary services such as mortgage origination, title and escrow services, and financial technology and lending products.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

### A. Basis of Preparation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("**U.S. GAAP**").

### B. Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries' accounting policies are in line with Company's accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

### C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

### D. Certain Significant Risks and Business Uncertainties

We operate in the residential real estate industry and are a technology-focused company. Accordingly, we are affected by a variety of factors that could have a significant negative effect on our future financial position, results of operations, and cash flows. These factors include: negative macroeconomic factors affecting the health of the

residential real estate industry, negative factors disproportionately affecting markets where we derive most of our revenue, intense competition in the residential real estate industry, changes in prevailing interest rates, maintaining and managing rapid growth and maintaining compliance with applicable laws and regulations.

Certain financial instruments, primarily cash and cash equivalents and investments, potentially subject us to concentrations of credit risk. We generally place our cash and cash equivalents and investments with major financial institutions we deem to be of high-credit-quality in order to limit our credit exposure. We maintain our cash accounts with financial institutions where deposits exceed federal insurance limits. Credit risk in regard to accounts receivable is spread across a large number of customers.

**E. Functional and Presentation Currency**

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

**F. Foreign Currency**

*Foreign currency transactions and balances*

Transactions in foreign currencies are initially recognized in the financial statements using foreign currency rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the foreign currency rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the foreign currency rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the foreign currency rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the consolidated statements of comprehensive loss for determination of net profit or loss during the period.

*Foreign operations*

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at foreign currency rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Such differences are included in accumulated other comprehensive income or loss. When a foreign operation is disposed of, in part or in full, the relevant amount within accumulated other comprehensive income or loss is transferred to profit or loss.

**G. Operating Segments**

The Company uses judgment in determining its operating segments by taking into consideration the Chief Operating Decision Maker's ("**CODM**") assessment of overall performance and decisions such as resource allocations and delegation of authority.

The segment information disclosed in these consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of The Real Brokerage Inc. and financial information that the CODM reviews to evaluate segment performance and allocate resources among the segments. The CODM is the Company's Chief Executive Officer.

Detailed segment information is disclosed in *Note 5*.

**H. Revenue from Contracts with Customers**

The Company generates substantially all of its revenue from commissions generated from the sale of real estate properties. Other sources of revenue relate to ancillary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between buyers and sellers. The Company satisfies its performance obligations through closing of a transaction and provides

services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues in the gross commission amount of consideration, to which it expects to be entitled to.

Please see *Note 3* for more information about the Company's revenues from contracts with customers.

*Performance obligations and revenue recognition policies*

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

| Type of product or service | Nature of timing of satisfaction of performance obligations including significant payment terms | Revenue recognition policies |
|---|---|---|
| Commissions from real estate contracts | Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received | Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed |
| Title Fees (Escrow and Title Insurance) | Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received | Revenue is recognized at a point in time when the transaction is closed and paid |
| Mortgage Broker | Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received | Revenue is recognized at a point in time when the loan has been funded |
| Wallet | Transaction based fees are recognized when the service is performed, while interest income from deposit and credit lines is recognized over time as it accrues based on the effective interest rate | Revenue is recognized either at a point in time or over time depending on the nature of the service provided |

### I. Cost of Sales

Cost of Sales consists primarily of real estate commissions paid to the Company's agents and to outside brokerages in Canada, net of certain fees the company charges the agents, as well as expenses related to mortgage, title, and wallet services.

### J. Stock-based Compensation

The Company's real estate agents have the opportunity to receive remuneration in the form of stock-based compensation, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors' remuneration in the form of stock-based compensation, whereby employees and the board of directors render services in consideration for equity instruments.

*Stock-based payment arrangements*

The grant-date fair value excluding the effect of non-market equity-settled stock-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For awards that vest in tranches subject only to a service condition (e.g., time-based vesting), the Company recognizes compensation cost over the requisite service period for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

*2025 Stock Incentive Plan*

Under the 2025 Stock Incentive Plan, eligible participants may be granted restricted share units ("**RSUs**"), which generally vest over a period of up to four years for employees and one to three years for agents, depending on the grant type. The expense in relation to RSUs earned in recognition of service performance conditions is recognized at grant-date fair value during the applicable vesting period with a corresponding increase in equity. Non-bonus RSUs granted under the agent stock purchase program are not subject to forfeiture and will be settled after a year from the date of grant. The expense in relation to such RSUs is recognized at grant-date fair value with a corresponding increase in equity. Please see *Note 7.D* for more information about the Company's RSUs.

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date and is subsequently adjusted at each reporting date based upon the probability that the performance target will be met. The Company accounts for forfeitures as they occur.

**K. Income Tax**

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

**L. Financing Receivables, net**

The Company provides loans to its agents with terms of up to three years. The balances reported in the consolidated balance sheets are at the outstanding principal amount less allowance for credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. In estimating the amount of the allowance for credit losses, the Company considers a combination of historical loss data, agent-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Both the allowance for credit losses and the interest income related to financing receivables were immaterial for the years ended December 31, 2025 and December 31, 2024.

**M. Investments in Equity Securities**

The Company's investments in equity securities include securities without readily determinable fair values. For investments without readily determinable fair values, the Company has elected to use the measurement alternative, under which the investment is measured at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This election is reassessed each reporting period to determine whether non-marketable equity investments have a readily determinable fair value, in which case they would no longer be eligible for this election. Indicators of impairment may include negative changes in the industry, unfavorable market conditions, weak financial

performance, or other relevant events and factors. No impairment was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024.

**N. Property and Equipment**

*Recognition and measurement*

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

*Depreciation*

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

| | |
|---|---|
| Computer hardware and software: | 5 years |
| Furniture and fixtures: | 5-10 years |

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

**O. Research and Development**

Research and development expense consists primarily of salaries and benefits, stock-based compensation, and other related expenses. The Company expenses research and development costs as incurred and records them in Research and development expenses, except as described under Note 2P below.

**P. Software Development Costs**

Software development costs include costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized amounts are presented under property and equipment. And were immaterial for the years ended December 31, 2025 and 2024.

**Q. Available-for-Sale Debt Securities**

Debt securities that the Company doesn't have the intent and ability to hold to maturity and aren't held principally for the purpose of selling them in the near term are classified as available-for-sale. Debt securities classified as available-for-sale are reported at fair value and subject to impairment testing. Other than impairment losses, unrealized gains and losses are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income. No impairment was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024.

**R. Fair Value Measurements**

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

| Input Level | Definitions |
|---|---|
| **Level 1** | Inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs). |
| **Level 2** | Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially). |
| **Level 3** | Inputs are unobservable inputs that reflect the entity's own assumptions in pricing the asset or liability (used when little or no market data is available). |

Refer to Note 14 for further information regarding the Company's fair value measurements.

**S. Cash and Cash Equivalents and Restricted Cash**

In the consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market funds and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the consolidated balance sheets. Restricted cash consists of cash held in escrow by the Company's brokers and agents on behalf of real estate buyers where the Company does not have unilateral access to the funds. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers' deposit liability.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same amounts shown on the statement of cash flows.

| | As of | |
|---|---|---|
| | December 31, 2025 | December 31, 2024 |
| Cash and cash equivalents | $ 33,213 | $ 23,376 |
| Restricted cash | 26,338 | 24,089 |
| **Total cash, cash equivalents, and restricted cash, ending balance** | **$ 59,551** | **$ 47,465** |

**T. Goodwill**

Goodwill represents the excess of the consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company evaluates goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not indicate that the fair value of the reporting unit is less than its carrying amount. Generally, this evaluation begins with a qualitative assessment to determine if the fair value of the reporting unit is more likely than not less than its carrying value. If, after assessing these qualitative factors the Company concludes that it is not more likely than not that the fair value of our reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is not necessary. However, if the qualitative factors indicate it is more likely than not that the fair value of our reporting unit is less than its carrying amount, or if the Company elects to skip the qualitative assessment, the Company would perform a quantitative impairment test. The test for impairment requires management to make judgments relating to future cash flows, discount and growth rates and economic and market conditions.

For the years ended December 31, 2025 and 2024, no impairment charges were recorded.

**U. Intangible Assets**

The Company's intangible assets are finite lived and consist primarily of customer relationships and purchased technologies. Determining the fair value of the intangible assets acquired requires management's judgment, often utilizes third-party valuation specialists, and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash flows, discount rates, replacement costs, and asset lives, among other estimates.

The judgments made in the determination of the estimated fair value assigned to the intangible assets acquired and the estimated useful life of each asset could significantly impact our consolidated financial statements in periods after the acquisition, such as through depreciation and amortization expense.

The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

The Company's intangible assets are finite lived and consist primarily of customer relationships and purchased technologies which are amortized on a straight-line basis over its useful life of 5 years.

### V. Impairment

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. When assets are considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

### W. Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated over the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date. Lease payments on short-term leases are recognized as expenses on a straight-line basis over the lease term.

As of December 31, 2025 and December 31, 2024, the Company has no outstanding long-term operating or finance lease arrangements for which a right of use asset or lease liability were recognized.

### X. Business Combinations

The Company allocates the purchase price of an acquired company, including when applicable, the fair value of contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired businesses based on estimated fair values, with any residual of the purchase price recorded as goodwill.

Estimating fair values requires significant judgments, estimates and assumptions including but not limited to: discount rates, future cash flows and the economic lives of acquired intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

**Y. Revenue Share**

The Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents. Brokers are eligible to earn up to 1% of the revenue share that is generated by transactions closed in their states. Revenue share expenses are included as part of marketing expenses in the consolidated statements of comprehensive loss.

**Z. Warrant Liability**

The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated balance sheets when either:

a) the warrant is a freestanding financial instrument which is either mandatorily redeemable, may require the repurchase of the Company's shares, or the Company has an obligation to issue a variable number of shares which monetary value is based solely or predominately on any one of the following:

- i) a fixed monetary amount known at inception.
- ii) variations in something other than fair value of the shares.
- iii) variations inversely related to changes in fair value of the shares.

b) the warrant is a freestanding financial instrument that isn't indexed to the company's own stock or doesn't meet the criteria for equity classification per the guidance within ASC 815-40.

Each liability classified warrant is initially recorded at fair value on the grant date using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statements of comprehensive loss. As of December 31, 2025 and December 31, 2024 the Company had no warrants outstanding.

**AA. Treasury Shares**

Company shares held by the Company are recognized at the cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

**AB. Advertising Costs**

Advertising costs are expensed as incurred. Advertising costs are included in marketing expenses in the accompanying consolidated statements of comprehensive loss.

Advertising costs for the years ended December 31, 2025, and 2024 were $4.4 million and $3.5 million respectively.

**AC. Litigation**

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company is also from time to time subject to legal proceedings outside the ordinary course. Some of these matters may be covered by insurance, which contain deductibles, exclusions, claim limits and aggregate policy limits. While the ultimate liability for these legal proceedings cannot be determined, the Company uses judgment in the evaluation of claims and the need for accrual for loss contingencies quarterly. The Company records an accrual for litigation related losses where the likelihood of loss is both probable and estimable. The Company records legal fees for litigation as the legal services are provided.

### AD. Accounting policy developments

***Recently Adopted Accounting Pronouncement***

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("**ASU 2023-09**"), to require disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method.

***New Accounting Pronouncements***

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses ("**DISE**" or "**ASU 2024-03**") which requires enhanced disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the functional expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In July 2025, FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (**"ASU 2025-05**"), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) ("**ASU 2025-06**"), which amends the requirements for the capitalization of internal-use software. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The Company is currently evaluating the impact ASU 2025-06 will have on its consolidated financial statements and related disclosures.

## 3. REVENUE

In the following table, revenue *(in thousands)* from contracts with customers is disaggregated by major service lines.

| | Twelve Months Ended December 31, | |
|---|---|---|
| | **2025** | **2024** |
| *Main revenue streams* | | |
| Commissions | $ 1,956,483 | $ 1,255,799 |
| Title | 5,035 | 4,788 |
| Mortgage Broker Income | 6,009 | 4,010 |
| Wallet | 889 | 42 |
| **Total Revenue** | **$ 1,968,416** | **$ 1,264,639** |

## 4. EXPENSES BY NATURE

The following table presents cost of sales and a breakdown of operating expenses *(in thousands)*:

| | Twelve Months Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| **Cost of Sales** | **$ 1,802,728** | **$ 1,149,898** |
| **Operating Expenses** | | |
| ***General and Administrative Expenses*** | **74,359** | **61,084** |
| Salaries and Benefits | 38,903 | 27,081 |
| Stock-Based Compensation for Employees | 8,416 | 9,324 |
| Administrative Expenses | 3,155 | 3,816 |
| Professional Fees | 18,337 | 16,437 |
| Depreciation and Amortization Expense | 1,929 | 1,396 |
| Other | 3,619 | 3,030 |
| ***Marketing Expenses*** | **82,383** | **57,477** |
| Salaries and Benefits | 1,686 | 1,048 |
| Stock-Based Compensation for Employees | 160 | 29 |
| Stock-Based Compensation for Agents | 14,727 | 10,077 |
| Revenue Share | 60,520 | 42,727 |
| Other | 5,290 | 3,596 |
| ***Research and Development Expenses*** | **17,443** | **12,156** |
| Salaries and Benefits | 10,321 | 6,400 |
| Stock-Based Compensation for Employees | 1,158 | 949 |
| Software, Cloud & Tools | 5,793 | 3,219 |
| Other | 171 | 1,588 |
| ***Settlement of Litigation*** | **750** | **9,250** |
| **Total Operating Expenses** | **$ 174,935** | **$ 139,967** |
| **Total Cost of Sales and Operating Expenses** | **$ 1,977,663** | **$ 1,289,865** |

## 5. OPERATING SEGMENTS DISCLOSURES

The Company identifies an operating segment as a component of the business that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) has discrete financial information available, and (iii) is regularly reviewed by the Company's Chief Operating Decision Maker to assess performance and allocate resources.

Segment information is prepared on the same basis used by the CODM, who is the Company's Chief Executive Officer, to manage the business and make decisions regarding allocating resources performance evaluation. Based on this assessment, the Company has identified the following operating segments:

- **North American Brokerage -** generates revenue by processing real estate transactions, which entitles the Company to earn commissions.
- **One Real Title -** generates revenue by providing title insurance and closing services for residential and commercial transactions.
- **One Real Mortgage -** generates revenue from origination fees earned in connection with facilitating mortgage transactions between borrowers and lenders.
- **Real Wallet -** generates revenue from interchange fees on Company-branded debit cards, interest income on certain deposit accounts, and interest income and various fees associated with credit lines.

Once operating segments are identified, the Company evaluates each segment using both quantitative and qualitative analysis, including current and historical revenue and profitability for each operating segment, to determine whether the segments have similar operating characteristics and whether they meet the criteria for separate disclosure under ASC 280.

Based on this evaluation, the Company has determined that it operates as three reportable segments - North American Brokerage, One Real Title and One Real Mortgage, each of which meets the quantitative thresholds for separate disclosure under ASC 280-10-50-12 and which collectively comprise more than 90% of the Company’s total revenue and income (loss) from operations. Real Wallet does not meet any of the quantitative thresholds for separate disclosure under ASC 280 and is therefore included within "Other Segments”. Prior period segment information has been recast to reflect the change in the number of reportable segments and allocate revenue, cost of sales and operating expenses between the various segments.

The CODM evaluates segment performance using revenue, gross profit and operating income (loss). These metrics are used to assess performance, identify trends affecting the segments, develop forecasts and make strategic operating decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the notes to the consolidated financial statements and as included herein.

| | For the Year Ended December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | North American Brokerage | One Real Title | One Real Mortgage | Other Segments | Total |
| **Revenues** | $ 1,956,483 | $ 5,035 | $ 6,009 | $ 889 | $ 1,968,416 |
| Cost of sales | 1,798,494 | 890 | 3,140 | 204 | 1,802,728 |
| **Gross Profit** | **$ 157,989** | **$ 4,145** | **$ 2,869** | **$ 685** | **$ 165,688** |
| | | | | | |
| Operating Expenses[(1)(2)] | 160,294 | 8,266 | 5,031 | 1,344 | 174,935 |
| **Operating Loss** | **$ (2,305)** | **$ (4,121)** | **$ (2,162)** | **$ (659)** | **$ (9,247)** |
| | | | | | |
| Reconciliation of loss (segment loss) | | | | | |
| Other income, net | | | | | 995 |
| Finance expense, net | | | | | (554) |
| **Loss Before Tax** | | | | | **$ (8,806)** |

[1]Operating expenses includes General and administrative expenses, Marketing expenses, Research and development, and settlement of litigation expenses.
[2]Operating expenses includes Revenue share expense of approximately $60,520 thousand and is recorded in the North American Brokerage segment.

| | For the Year Ended December 31, 2024 | | | | |
|---|---|---|---|---|---|
| | North American Brokerage | One Real Title | One Real Mortgage | Other Segments | Total |
| **Revenues** | $ 1,255,799 | $ 4,788 | $ 4,010 | 42 | $ 1,264,639 |
| Cost of sales | 1,147,072 | 671 | 2,155 | - | 1,149,898 |
| **Gross Profit** | **$ 108,727** | **$ 4,117** | **$ 1,855** | **42** | **$ 114,741** |
| | | | | | |
| Operating Expenses[(1)(2)] | 128,953 | 6,814 | 3,774 | 426 | 139,967 |
| **Operating Loss** | **$ (20,226)** | **$ (2,697)** | **$ (1,919)** | **$ (384)** | **$ (25,226)** |
| | | | | | |
| Reconciliation of loss (segment loss) | | | | | |
| Other income, net | | | | | 496 |
| Finance expenses, net | | | | | (1,723) |
| **Loss Before Tax** | | | | | **$ (26,453)** |

[1]Operating expenses includes General and administrative expenses, Marketing expenses, Research and development, and settlement of litigation expenses.
[2]Operating expenses includes Revenue share expense of approximately $42,727 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

Segment assets and liabilities are not regularly provided to the Chief Operating Decision Maker and, accordingly, are not disclosed.

**Depreciation and Amortization *(in thousands):***

| | Twelve Months Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| North American Brokerage | $ 1,150 | $ 609 |
| One Real Title | 673 | 676 |
| One Real Mortgage | 106 | 111 |
| Other Segments | — | — |
| **Total** | **$ 1,929** | **$ 1,396** |

The amount of revenue from external customers, by geography, is shown in the table below *(in thousands)*:

| | Twelve Months Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| United States | $ 1,748,894 | $ 1,109,616 |
| Canada | 219,522 | 155,023 |
| **Total revenue by region** | **$ 1,968,416** | **$ 1,264,639** |

Non-current assets, by geography, are shown in the tables below *(in thousands)*:

| | As of December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Canada | Israel | India | United States | Total |
| **Non-Current Assets** | | | | | |
| Intangible Assets | $ — | $ — | $ — | $ 4,157 | $ 4,157 |
| Goodwill | — | — | — | 8,993 | 8,993 |
| Property and Equipment | 10 | 10 | 208 | 2,227 | 2,455 |
| **Total** | **$ 10** | **$ 10** | **$ 208** | **$ 15,377** | **$ 15,605** |

| | As of December 31, 2024 | | | |
|---|---|---|---|---|
| | Canada | Israel | United States | Total |
| **Non-Current Assets** | | | | |
| Intangible Assets | $ — | $ — | $ 2,575 | $ 2,575 |
| Goodwill | — | — | 8,993 | 8,993 |
| Property and Equipment | 16 | 11 | 2,089 | 2,116 |
| **Total** | **$ 16** | **$ 11** | **$ 13,657** | **$ 13,684** |

## 6. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding ("**Common Shares**") outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of Common Shares outstanding, adjusted for the effect of potentially dilutive securities. For the periods presented, the Company incurred a net loss; accordingly, all potentially dilutive securities were anti-dilutive and have been excluded from the calculation of diluted loss per share. As a result, basic and diluted loss per share are the same.

For periods with net income, the Company applies the treasury stock method to calculate the potential dilutive effect of unvested RSUs and unexercised stock options in periods in which the Company reports net income. The Company does not pay dividends or have participating securities outstanding.

The following table outlines the number of Common Shares *(in thousands)* and basic and diluted loss per share.

| | *Twelve Months Ended December 31,* | |
|---|---|---|
| | **2025** | **2024** |
| **Weighted-average number of Common Shares - basic and diluted** | 219,873 | 191,172 |
| Loss per share | | |
| **Basic and diluted loss per share** | **$ (0.04)** | **$ (0.14)** |

The following potential ordinary shares *(in thousands)* are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share.

| | *Twelve Months Ended December 31,* | |
|---|---|---|
| | **2025** | **2024** |
| Options | 10,704 | 14,991 |
| RSU | 17,515 | 24,619 |
| **Total** | **28,219** | **39,610** |

## 7. STOCK-BASED PAYMENT ARRANGEMENTS

### A. Description of stock-based payment arrangements

*Stock option plan (equity-settled)*

The Company maintains equity-settled stock-based compensation plans under which stock options, restricted stock units, and other stock-based awards may be granted to directors, officers, employees, agents, and other service providers, including independent contractors, of the Company.

On January 20, 2016, the Company established a stock option plan (the "**Stock Option Plan**") that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan (the "**Omnibus Incentive Plan**"), which was approved by shareholders on June 13, 2022. The Omnibus Incentive Plan provides for the issuance of RSUs and stock options, subject to an overall limit of up to 20% of the issued and outstanding Common Shares as of the applicable award date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity incentive plans).

On July 13, 2022, the Company adopted an amended and restated omnibus incentive plan (the "**A&R Plan**"), which was approved by shareholders on June 9, 2023. Under the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding options at any time was limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. The A&R Plan also authorized the issuance of up to 70,000,000 RSUs. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan. Since June 1, 2025, no further awards may be granted under the Stock Option Plan, Omnibus Incentive Plan, or A&R Plan; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

On April 14, 2025, the Company adopted the 2025 Stock Incentive Plan (the "**2025 Plan**"), which was approved by shareholders on May 30, 2025. The 2025 Plan authorizes the issuance of up to 50,000,000 Common Shares for stock-based compensation awards, and other stock-based awards. As of December 31, 2025, 38,419,871 shares remain available for issuance under the 2025 plan.

### B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes option pricing model. The Black-Scholes model requires management to make certain assumptions, including the expected life of the stock options, expected volatility, and risk-free interest rate. Service and non-market performance conditions attached to the awards are not considered in measuring fair value. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2025 and December 31, 2024, were as follows:

| | As of | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| Share price | $4.50 to $5.10 | $4.31 to $6.50 |
| Expected volatility (weighted-average) | 46% to 60% | 69.4% - 95% |
| Expected life (weighted-average) | 2.46 to 3.91 years | 3.9 to 10 years |
| Expected dividends | — % | — % |
| Risk-free interest rate (based on US government bonds) | 4.39 - 4.45% | 4.19 - 4.26% |
| Weighted-average grant date fair value | $4.73 | $5.28 |

Expected volatility has been based on an evaluation of historical volatility of the Company's share price.

**C. Reconciliation of outstanding stock-options**

The following table outlines the number of Options *(in thousands)* and weighted-average exercise price:

| | As of | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2025 | | | December 31, 2024 | | |
| | Number of Options | Weighted-Average Exercise Price | | Number of Options | Weighted-Average Exercise Price | |
| Outstanding at beginning of year | 14,991 | $ | 1.09 | 21,943 | $ | 0.92 |
| Granted | 40 | | 4.73 | 100 | | 5.28 |
| Forfeited/ Expired | (43) | | 0.71 | (88) | | 1.3 |
| Exercised | (4,284) | | 0.54 | (6,964) | | 0.6 |
| **Outstanding at end of period** | **10,704** | **$** | **1.32** | **14,991** | **$** | **1.09** |
| **Exercisable at end of period** | **8,976** | **$** | **1.26** | **11,702** | **$** | **0.96** |

The Options outstanding as of December 31, 2025 had a weighted average exercise price of $1.32 (December 31, 2024: $1.09) and a weighted-average remaining contractual life of 6.0 years (December 31, 2024: 6.6 years).

The fair value of stock options vested, and the intrinsic value of stock options exercised are as follows:

| | *For the Year Ended* | | | |
|---|---|---|---|---|
| | December 31, 2025 | | December 31, 2024 | |
| **Fair value of options vested** | $ | 1.51 | $ | 1.38 |
| **Intrinsic value of options exercised** | $ | 4.14 | $ | 4.11 |

**D. Restricted share units**

The Company grants restricted share units to agents, employees, and other service providers under its stock-based payment arrangements. Each RSU entitles the holder to receive one Common Share upon vesting and may be settled in Common Shares or, at the Company's discretion, in cash. RSUs are historically and expected to be equity-settled and therefore classified as equity awards.

RSUs are subject to service-based vesting conditions and, in certain cases, performance-based vesting conditions. Stock-based compensation expense for RSUs is recognized over the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase to additional paid-in capital. RSUs that do not vest are forfeited.

*Agent RSUs*

The Company grants RSUs to agents through multiple stock-based payment arrangements that are designed to support agent retention, production, and engagement. Agent RSUs are subject to service-based vesting conditions and are forfeited if the applicable vesting conditions are not satisfied. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase in additional paid-in capital.

*Agent Purchase Program RSUs*

Under the Company's agent stock purchase program, ("**Agent Purchase Program**"), agents may acquire RSUs using a portion of their commissions that is withheld by the Company. RSUs acquired under this program are not subject to forfeiture and are settled after a year from the date of grant. Stock-based compensation expense related to

these RSUs is recognized in the period in which the RSUs are granted and is classified within cost of sales, with a corresponding increase to equity.

*Bonus RSUs Related to the Agent Purchase Program RSUs*

As an incentive to participate in the Agent Purchase Program and remain with the Company following the purchase, the Company grants incentive-based RSUs ("**Bonus RSUs**"). Bonus RSUs vest one year from the grant date and are subject to forfeiture if the applicable service conditions are not satisfied. The number of Bonus RSUs granted is determined as a percentage of commissions withheld under the Agent Purchase Program, with the applicable percentage dependent on whether the agent has reached their contractual commission cap. Stock-based compensation expense related to Bonus RSUs is recognized over the vesting period and is classified within marketing expense.

*Production- and Service-Based Agent RSUs*

The Company also grants RSUs to agents in connection with achieving specified production milestones, attracting and retaining productive agents, and making defined contributions to the Company's agent community. These awards include, among others, production-based Elite awards, capping awards, attracting awards, and cultural or service-based awards. Such RSUs generally vest over a period of up to three years and are subject to forfeiture if vesting conditions are not met. Stock-based compensation expense related to these awards is recognized over the vesting period and is classified within marketing expense.

*Employee RSUs*

RSUs granted to full-time employees ("**FTEs**") are generally subject to service-based vesting conditions and typically vest over a four-year period. Stock-based compensation expense related to employee RSUs is recognized over the vesting period and is classified within general and administrative, research and development, or marketing expense based on the employee's functional department.

*Performance-Based RSUs*

The Company also grants performance-based RSUs that vest upon the achievement of specified performance conditions. Stock-based compensation expense for performance-based RSUs is recognized over the vesting period based on the grant date fair value of the award and the number of awards expected to vest, which is reassessed at each reporting period based on the probability that the performance conditions will be achieved. If it is determined that the performance conditions will not be met, previously recognized compensation expense is reversed. As of December 31, 2025, there are no performance-based RSUs outstanding.

*Grants*

During the year ended December 31, 2025, the Company granted RSU awards relating to approximately 20.0 million Common Shares with a weighted average grant date fair value of $4.28 per share. During the year ended December 31, 2024, the Company granted RSUs relating to approximately 17.8 million, with a weighted average grant date fair value of $4.26 per share.

*RSU Activity*

The following table illustrates the Company's stock activity *(in thousands of units)* for the RSUs under its equity plan. Once fully vested, awards are either settled in stock or the equivalent cash value, as determined at the

Company's discretion. RSUs are historically and expected to be equity-settled and therefore are classified as equity awards.

| | Restricted Share Units |
|---|---|
| **Balance at, December 31, 2023** | **27,609** |
| Granted | 17,769 |
| Vested and Issued | (19,376) |
| Forfeited | (1,383) |
| **Balance at, December 31, 2024** | **24,619** |
| Granted | 20,022 |
| Vested and Issued | (13,110) |
| Forfeited | (4,139) |
| **Balance at, December 31, 2025** | **27,392** |

**Stock-Based Compensation Expense**

The following table provides a detailed breakdown of the stock-based compensation expense *(in thousands)* as reported in the consolidated statement of loss.

| | For the Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | | 2024 | | |
| | *Options Expense* | *RSU Expense* | ***Total*** | *Options Expense* | *RSU Expense* | ***Total*** |
| Cost of Sales – Agent Stock-Based Compensation | $ - | $ 43,685 | **$ 43,685** | $ - | $ 32,537 | **$ 32,537** |
| Marketing Expenses – Agent Stock-Based Compensation | 233 | 14,494 | **14,727** | 382 | 9,695 | **10,077** |
| Marketing Expenses – FTE Stock-Based Compensation | - | 160 | **160** | 2 | 27 | **29** |
| Research and Development – FTE Stock-Based Compensation | 3 | 1,155 | **1,158** | 24 | 925 | **949** |
| General and Administrative – FTE Stock-Based Compensation | 783 | 7,633 | **8,416** | 1,763 | 7,561 | **9,324** |
| **Total Stock-Based Compensation** | **$ 1,019** | **$ 67,127** | **$ 68,146** | **$ 2,171** | **$ 50,745** | **$ 52,916** |

## 8. INVESTMENTS

**Available-for-Sale Securities at Fair Value**

The Company's investments in financial assets consist primarily of available-for-sale (**"AFS"**) debt securities, which are recorded at fair value and included in investments on the consolidated balance sheets. These investments primarily consist of fixed income securities issued by U.S. government agencies, local municipalities, and certain corporate entities.

The following table provides a breakdown of the Company's investments in financial assets, measured at fair value, as of December 31, 2025 and 2024 *(in thousands)*:

| Description | Cost or Amortized Cost December 31, 2024 | Cost or Amortized Cost December 31, 2025 | Estimated Fair Value December 31, 2024 | Deposit / (Withdraw) | Dividends, Interest & Income | Gross Unrealized Gains | Estimated Fair Value December 31, 2025 |
|---|---|---|---|---|---|---|---|
| Fixed Income | $ 9,289 | $ 16,840 | $ 9,370 | $ 6,706 | $ 764 | $ (212) | $ 16,628 |
| Investment Certificate | 79 | 103 | 79 | 24 | - | - | 103 |
| **Total** | **$ 9,368** | **$ 16,943** | **$ 9,449** | **$ 6,730** | **$ 764** | **$ (212)** | **$ 16,731** |

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

**Equity Investment**

On June 30, 2025, the Company acquired a 2.3% minority equity interest in Flyhomes, Inc. ("**Flyhomes**"), a real estate technology company for total consideration of $2.25 million, through the purchase of preferred shares.

Because the investment does not have a readily determinable fair value, the Company accounts for the investment under the measurement alternative in ASC 321, accounting for investment at cost, less any impairment and adjusted for observable price changes in orderly transactions for the identical or a similar investment.

As of December 31, 2025, the Company had not identified any impairment or observable price changes related to the Flyhomes investment. The investment is classified as an investment in equity securities in the consolidated balance sheets.

## 9. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following *(in thousands):*

| | As of | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| Computer hardware and software | $ 4,137 | $ 3,070 |
| Furniture, fixture, and equipment | 42 | 9 |
| Total property and equipment | 4,179 | 3,079 |
| Less: accumulated depreciation | (1,724) | (963) |
| Property and equipment, net | $ 2,455 | $ 2,116 |

For the years ended December 31, 2025 and December 31, 2024, depreciation expense was $761 and $504 respectively.

## 10. INTANGIBLE ASSETS

The Company's intangible assets are finite lived and consist primarily of customer relationships and acquired technology, which are amortized on a straight-line basis over their estimated useful lives of 5 years. The company also holds indefinite-lived trademarks, which are not amortized. As of December 31, 2025, the carrying amount of indefinite-lived trademarks was $25 thousand.

On July 1, 2025, pursuant to the terms of an asset purchase agreement dated the same day, between the Company and Flyhomes, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes for an aggregate purchase price of $2.75 million, with the consideration paid in cash. The transaction was accounted for as an asset acquisition in accordance with ASC 805. The acquired technology is included within acquired technology intangible assets and is amortized on a straight-line basis over an estimated useful life of 5 years.

**Reconciliation of Carrying Amounts *(in thousands)*:**

| | 12/31/2023 | Additions | 12/31/2024 | Additions | 12/31/2025 |
|---|---|---|---|---|---|
| ***Cost*** | | | | | |
| Indefinite-lived trademarks | $ — | $ 25 | $ 25 | $ — | $ 25 |
| Acquired Technology | 1,168 | — | 1,168 | 2,750 | 3,918 |
| Customer Relationships | 2,839 | — | 2,839 | — | 2,839 |
| Other | 456 | — | 456 | — | 456 |
| **Total** | **$ 4,463** | **$ 25** | **$ 4,488** | **$ 2,750** | **$ 7,238** |
| | | | | | |
| ***Accumulated Amortization*** | | | | | |
| Acquired Technology | $ 398 | $ 234 | $ 632 | $ 509 | $ 1,141 |
| Customer Relationships | 568 | 568 | 1,136 | 567 | 1,703 |
| Other | 55 | 90 | 145 | 92 | 237 |
| **Total** | **$ 1,021** | **892** | **$ 1,913** | **$ 1,168** | **$ 3,081** |
| | | | | | |
| **Carrying Amounts** | **$ 3,442** | | **$ 2,575** | | **$ 4,157** |

The Company recorded amortization expense of $1,168 thousand and $892 thousand for the years ended December 31, 2025, and December 31, 2024 respectively.

As of December 31, 2025, expected amortization related to intangible assets will be;

| **Expected Amortization** | |
|---|---|
| 2026 | $ 1,330 |
| 2027 | 1,330 |
| 2028 | 647 |
| 2029 | 550 |
| 2030 and thereafter | 275 |
| **Total** | **$ 4,132** |

## 11. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination and is recorded in accordance with ASC 350.

The Company evaluates goodwill for impairment at the reporting unit level at least annually, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. The annual impairment assessment is performed as of the fourth quarter of each fiscal year.

In performing its impairment assessment, the Company first evaluates qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that impairment exists, the Company performs a quantitative impairment test. The fair value of each reporting unit is determined primarily using the income approach, which incorporates discounted cash flow analyses, with the market approach used as a corroborative reference.

For the year ended December 31, 2025, the Company performed a qualitative assessment for the North American Brokerage and One Real Mortgage reporting units and determined that it was more likely than not that the fair value of the reporting units exceed their carrying amount. For the One Real Title reporting unit we elected to perform quantitative impairment assessments and concluded that the fair value of our reporting unit was in excess of its carrying amount. As such, the Company concluded that no goodwill impairment existed, and accordingly, no impairment charges were recorded as a result of the annual assessment of goodwill. The accumulated impairment loss of $723 thousand relates to charges recognized in prior periods.

The following table presents goodwill by reporting unit *(in thousands)*:

| | North American Brokerage | One Real Title | One Real Mortgage | Total |
|---|---|---|---|---|
| **Balance at December 31, 2025** | $ 602 | $ 7,670 | $ 721 | $ 8,993 |
| | | | | |
| **Accumulated Impairment Loss at December 31, 2025** | $ — | $ 723 | $ — | $ 723 |

## 12. INCOME TAXES

*Disaggregation of Income (Loss) and Income Tax Expense (Benefit)*

The Canadian and foreign components of income (loss) before income taxes were as follows for the years ended December 31, 2025 and 2024 *(in thousands)*:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Domestic (Canada) | $ (4,413) | $ (7,933) |
| Foreign (United States, Israel and India) | (4,393) | (18,520) |
| **Loss before taxes** | **$ (8,806)** | **$ (26,453)** |

Income tax benefit consists of the following for the years ended December 31, 2025 and 2024 *(in thousands):*

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Current | | |
| Federal (Canada) | $ — | $ — |
| Provincial (Canada) | — | — |
| Foreign (United States) | 48 | — |
| Foreign (India) | 133 | — |
| **Total Current** | **$ 181** | **$ —** |
| | | |
| Deferred | | |
| Federal (Canada) | — | — |
| Provincial (Canada) | — | — |
| Foreign (Israel) | (931) | — |
| Foreign (United States) | 10 | — |
| **Total Deferred** | **$ (921)** | **$ —** |
| **Total Income Tax Benefit** | **$ (740)** | **$ —** |

*Rate Reconciliation*

The following table reconciles the Canadian federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2025 and 2024 *(in thousands, except percentages)*:

| | December 31, 2025 | |
|---|---|---|
| | Amount | % of Pretax Income (loss) |
| Canadian national statutory rate | $ (1,321) | 15.0 % |
| Canadian provincial statutory rate | 46 | (0.5) % |
| **Foreign tax effects** | | |
| **US** | | |
| Statutory tax rate difference | (269) | 3.1 % |
| Changes in valuation allowances | 409 | (4.6) % |
| Nondeductible stock-based compensation | 152 | (1.7) % |
| Meals and entertainment (federal impact) | 659 | (7.5) % |
| State tax net of federal benefit | (69) | 0.8 % |
| Other Items | (151) | 1.7 % |
| **Israel** | | |
| Statutory tax rate difference | (35) | 0.4 % |
| Nondeductible stock-based compensation | 626 | (7.1) % |
| Changes in valuation allowance | (1,456) | 16.5 % |
| **Other foreign jurisdictions** | 54 | (0.6) % |
| **Nontaxable or nondeductible items** | | |
| Nondeductible stock-based compensation | 330 | (3.7) % |
| Other nondeductible items | 35 | (0.4) % |
| Changes in valuation allowances | 354 | (4.0) % |
| Other adjustments | (104) | 1.2 % |
| **Total income tax benefit** | **$ (740)** | **8.4 %** |

| | December 31, 2024 |
|---|---|
| Federal statutory rate | 27.0 % |
| Statutory rate differential | (1.9) % |
| Excess benefits on equity compensation | 11.7 % |
| Changes in valuation allowance | (31.8) % |
| Nondeductible expenses | (4.8) % |
| Other | (0.2) % |
| **Effective income tax rate** | **— %** |

The difference between the company's effective tax rate and its statutory tax rate is primarily attributed to changes in valuation allowance, including the release of a valuation allowance in Israel, stock-based compensation effects, nondeductible meals and entertainment, and foreign tax effects.

In July 2025, the One Big Beautiful Bill Act (the "OBBB") was enacted into law, extending key provisions of the 2017 Tax Cuts and Jobs Act. The OBBB brought back accelerated depreciation for property acquired and placed in service after January 19, 2025, and restored expensing of domestic research expenditures for years beginning after December 31, 2024. Additionally, the bill amended the interest expenses limitation to EBITDA-based instead of EBIT, international tax provisions on global intangible low-tax income, foreign derived intangible income, and base erosion and anti-abuse tax. The main impact the Company's adoption of OBBB was that the Company was able to expense domestic research expenditures that previously would have been capitalized and amortized, resulting in a decrease in its capitalized research and development cost deferred tax asset and an increase in its net operating loss carryforward deferred tax asset, both of which were fully offset by a valuation allowance.

*Income Taxes Paid (Net of Refunds)*

The total income taxes paid (net of refunds) disaggregated by jurisdiction for the years ended December 31, 2025 and 2024 *(in thousands)*:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Federal (Canada) | $ — | $ — |
| State/Provincial (Canada) | — | — |
| Foreign (India) | 45 | — |
| **Total income taxes paid (net of refunds)** | **$ 45** | **$ —** |

*Disclosure of jurisdictions that make up the majority of the state and local income taxes, net of federal effect category*

In 2025, state and local income taxes primarily relate to US state jurisdictions, including Texas, Pennsylvania, and Florida, which comprise the majority (greater than 50 percent) of the state and local income taxes, net of federal effect.

*Deferred Income Taxes*

The principal components of the Company's deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 *(in thousands)*:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax assets: | | |
| Research and development costs | $ 1,419 | $ 4,423 |
| Stock-based compensation | 5,627 | 4,997 |
| Net operating and capital loss carryforward | 15,079 | 13,626 |
| Accrued liabilities and reserves | 942 | 590 |
| **Total deferred tax assets** | **$ 23,067** | **$ 23,636** |
| Valuation allowance | (21,465) | (22,783) |
| **Net deferred tax assets** | **$ 1,602** | **$ 853** |

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax liabilities: | | |
| Intellectual property | $ (278) | $ (535) |
| Property, plant and equipment | (120) | (96) |
| Software and website development | (189) | (138) |
| Goodwill | (94) | (84) |
| **Total deferred tax liabilities** | **$ (681)** | **$ (853)** |
| **Net deferred tax assets** | **$ 921** | $ — |

*Valuation Allowance*

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will be realized.

During the fiscal year ended December 31, 2025, the Company utilized prior year net operating loss carryforwards in Israel against current taxable income. After reviewing all available evidence including historical and forecast profits for Israel, the Company reversed the remaining valuation allowance of $0.9 million, resulting in a corresponding deferred tax income.

For all other jurisdictions in which the Company operates and has net operating carryforward losses, the Company cannot conclude that it is more likely than not that the deferred tax assets will be recoverable, thus a full valuation allowance was established.

*Net operating loss carryforwards (in thousands):*

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Canada (Federal) | $ 12,276 | $ 9,909 |
| Israel | 4,048 | 8,038 |
| U.S. Federal | 44,680 | 37,097 |
| U.S. State | 39,467 | 44,144 |

As of December 31, 2025 and December 31, 2024, the Company had net operating loss carryforwards of approximately $12 million and $10 million for Canadian income tax purposes, $4 million and $8 million for Israeli income tax purposes, $45 million and $37 million for U.S. federal income tax purposes, and $39 million and $44 million for U.S. state income tax purposes, respectively. Immaterial amounts of both U.S. federal and state net operating loss carryforwards will begin to expire in 2034.

*Tax Examinations*

The Company may be subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and evaluates the potential for adverse outcomes to determine the adequacy of its provision for income taxes, as well as the provisions for indirect and other taxes, related penalties, and interest. As of December 31, 2025, the Company was not subject to tax examination in any jurisdiction.

*Uncertain Tax Positions*

The Company had no uncertain tax positions as of December 31, 2025 and December 31, 2024.

## 13. CAPITAL AND RESERVES

**Common Shares**

On May 14, 2024, the Company renewed its normal course issuer bid ("NCIB") pursuant to which it was authorized to purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. The NCIB terminated May 28, 2025.

During the term of the NCIB, the Company acquired Common Shares primarily to satisfy obligations under its stock-based compensation plans, including the settlement of restricted share units.

On May 30, 2025, the Company announced a new share repurchase authorization, pursuant to which it may repurchase up to the lesser of 35 million shares, or $150 million in value. Repurchases may be made from time to time at prevailing market prices, subject to applicable Canadian securities laws. The program does not have a fixed expiration date and may be suspended or discontinued at any time. The program does not obligate the company to acquire any specific number of Common Shares.

All Common Shares rank equally with regard to the Company's residual assets. The following table presents the change in issued Common Shares for the periods presented *(in thousands)*:

| | As of | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| Common Shares Issued, Beginning Balance | 202,941 | 183,605 |
| Stock Options Exercised | 4,390 | 5,379 |
| Release of Restricted Stock Units | 10,716 | 13,820 |
| Retirement of Shares | (7,569) | — |
| Warrants Exercised | — | 137 |
| **Common Shares Issued, Ending Balance** | **210,478** | **202,941** |

**Treasury Stock**

Treasury stock represents Common Shares repurchased by the Company and is recognized at cost as a reduction of shareholder's equity. Treasury stock is subsequently reissued in connection with stock-based compensation awards or retired.

As of December 31, 2025 the Company did not hold any treasury stock. The following table presents the changes in treasury stock shares for the periods presented in thousands:

| | *As of* | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| **Treasury Stock, Beginning Balance** | **442** | **175** |
| Repurchases of Common Shares | 8,990 | 8,264 |
| Issuance of Treasury Stock | (1,863) | (7,997) |
| Retirement of Treasury Stock | (7,569) | — |
| **Treasury Stock, Ending Balance** | **—** | **442** |

## 14. FINANCIAL INSTRUMENTS – FAIR VALUE

**Items measured at fair value *(in thousands)*:**

| | As of | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | December 31, 2025 | | | | December 31, 2024 | | | |
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| ***Financial Assets Measured at Fair Value (FV)*** | | | | | | | | |
| Investments in Financial Assets | $ 16,731 | $ — | $ — | $ 16,731 | **$ 9,449** | $ — | $ — | $ 9,449 |
| **Total Financial Assets Measured at Fair Value (FV)** | **$ 16,731** | $ — | $ — | **$ 16,731** | **$ 9,449** | $ — | $ — | **$ 9,449** |

During the years ended December 31, 2025, and December 31, 2024, there have been no transfers between Level 1, Level 2 and Level 3.

As of December 31, 2025 and 2024, the Company's carrying amounts of financial instruments, including cash and cash equivalent, restricted cash, trade receivables, financing receivables, accounts payable, and accrued liabilities approximate their fair value due to their short-term maturities.

## 15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in claims, litigation or regulatory inquiries that arise in the ordinary course of business. Such matters could result in legal costs and the diversion of management's attention and resources. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual pending legal or regulatory matter to which it is a party will have a material adverse effect on its results of operations, financial condition, cash flows or overall business in each case, taken as a whole.

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

**Umpa v. The National Association of Realtors, et al.**

In October 2023, a jury found that the National Association of Realtors ("**NAR**") and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers' agents' and the buyers' agents' commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new Multiple Listing Service ("**MLS**") rule prohibiting offers of broker compensation on any MLS. In Nosalek, a prior similar case that has since been resolved, the U.S. Department of Justice Antitrust Division (the "**DOJ**") submitted a Statement of Interest objecting that the proposed settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer's brokers at all. While the DOJ withdrew its objection to the settlement in Nosalek, if the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer's brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers' agents' and the buyers' agents' commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the "**Umpa Class Action**"). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, in Q1 2024, the Company paid $9.25 million into a qualified settlement fund following the court's preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process if the appellants are unsuccessful. Certain objectors filed notice of appeal, and the appeal is pending. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

**Ressler v. The Real Brokerage Inc.**

On April 23, 2025, the employment of Ms. Ressler, the Company's former Chief Financial Officer, was terminated based on the Company's opinion that she engaged in actions that violated Company policies related to personal expenses. On June 10, 2025, the Company was named as a defendant in the matter captioned Ressler v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of New York. Ms. Ressler alleged gender and pregnancy discrimination, retaliation and defamation.

Effective January 10, 2026, the Company and Ms. Ressler entered into a settlement agreement. Pursuant to the settlement agreement, the Company made no payment to Ms. Ressler, and Ms. Ressler reimbursed the Company for personal charges made on the Company's corporate credit card.

**Cwynar v. The Real Brokerage Inc.**

On June 28, 2025, the Company was named as a defendant along with other brokerages in a putative class action lawsuit, captioned Cwynar v. The Real Brokerage Inc., et al., which was filed in the United States District Court Northern District of Illinois Eastern Division (the "**Cwynar Class Action**"). The Cwynar Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to unreasonably restrain interstate trade and commerce in violation of Section 1 of the Sherman Act and the Illinois Antitrust Act and made misrepresentations as to the payment of brokerage commissions in violation of the Illinois Consumer Fraud and Deceptive Business Practices Act, which increased prices of homes sold due to elevated broker commissions resulting in harm to homebuyers. On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar Class Action on a nationwide basis. Pursuant to the terms of the settlement agreement, the Company will pay $750,000 into a qualified settlement fund following the court's preliminary approval of the settlement agreement. This settlement conclusively addresses all claims asserted against the Company in the Cwynar Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. The settlement agreement is pending preliminary approval by the court.

**Zillow v. Taylor, et al.**

On December 29, 2025, the Company was named as a defendant along with Zillow Inc. and other brokerages in a putative class action lawsuit, captioned Zillow v. Taylor, et al., which was filed in the United States District Court Western District of Washington at Seattle (the "**Taylor Class Action**"). The Taylor Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to fraudulently induce prospective home buyers into using agents referred by Zillow through their Zillow Flex program, and illegally steering buyers into using Zillow Home Loans, in violation of the Racketeer Influenced and Corrupt Organizations Act. The Taylor Class Action further alleges violations of the Real Estate Settlement Procedures Act, violations of the Washington Consumer Protection Act, and breach of, and aiding and abetting breach of, fiduciary duty. The Company is unable to predict the outcome of the Taylor Class Action or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Taylor Class Action could have a material adverse effect on the Company's financial position, results of operations, and cash flow.



# The Real Brokerage Inc.

2025

Management's Discussion and Analysis
For the Year Ended December 31, 2025

**TABLE OF CONTENTS**

**THE REAL BROKERAGE INC.**
**MANAGEMENT'S DISCUSSION & ANALYSIS**
**FOR THE PERIOD ENDED DECEMBER 31, 2025 AND 2024**

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

March 4, 2026

This Management's Discussion and Analysis (the "**MD&A**") provides a discussion of the operations and financial condition of The Real Brokerage Inc. ("**Real**" or the "**Company**") for the years ended December 31, 2025, and 2024. This report should be read in conjunction with the consolidated financial statements and related notes for the period ended December 31, 2025 and 2024 (the "**Financial Statements**"). Unless the context indicates otherwise, references to "Real", "the Company", "we", "us" and "our" in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles ("**U.S. GAAP**" or "**GAAP**"). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company's performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company's expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the "Caution Regarding Forward-Looking Information" section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute "forward-looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "**forward-looking statements**"). These forward-looking statements typically include the words "anticipate," "believe," "consider," "estimate," "expect," "forecast," "intend," "objective," "plan," "predict," "projection," "seek," "strategy," "target," "outlook," "will," "should," "could" or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

- the Company's capital and organizational structure;
- the Company's expected working capital;
- the Company's business plans and strategies including targets for future growth;
- the development of the Company's business, including expectations regarding the growth of its ancillary services, One Real Title, One Real Mortgage and Real Wallet;
- expectations regarding the real estate industry;
- expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo CoPilot, HeyLeo and their expected features;
- expectations with respect to future opportunities;
- capital expenditure programs and future capital requirements;
- supply and demand fundamentals for services of the Company;
- the Company's plans and funding for planned development activities and the expected results of such activities;
- the Company's treatment under governmental and international regulatory regimes;
- the Company's access to capital and overall strategy and development plans for all of the Company's assets; and
- litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

- the impact of macroeconomic conditions on the strength of the residential real estate market;
- an extended slowdown in some or all of the real estate markets in which we operate;
- the future operational and financial activities of the Company generally;
- fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
- the impact of inflation or a higher interest rate environment;
- reduced availability or increased cost of mortgage financing for homebuyers;
- increased interest rates or increased competition in the mortgage industry;
- our inability to successfully execute our strategies, including our strategy regarding Real Wallet, HeyLeo, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;
- our inability to launch HeyLeo with all expected features or at all;
- the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
- the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;
- a reduction in customary commission rates and reduction in the Company's gross commission income collection;
- new laws or regulatory changes, or unfavorable interpretations of existing laws by regulators, that adversely affect the profitability of our businesses;
- risks related to information technology failures or data security breaches;

- the effect of cybersecurity incidents and threats;
- our ability to attract and retain highly qualified employees;
- our inability to retain agents, or maintain our agent growth rate;
- the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
- the Company's potential inability to comply with the regulatory bodies governing its activities;
- the impact of competition on the Company;
- our ability to obtain or maintain adequate insurance coverage;
- the effects of weather conditions and natural disasters on our business and financial results;
- our ability to maintain our company culture;
- the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
- the effects of negative publicity;
- our ability to maintain cash balances and generate cash sufficient to satisfy our operating requirements;
- our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;
- changes in law that have a negative impact on our business; and
- the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading "Risks and Uncertainties".

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

## RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. Please refer to the risks in Section 5.2 under the caption "Risk Factors" in the Company's Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company's profile at www.sedarplus.com and EDGAR under the Company's profile at www.sec.gov, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

## SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions. Refer to Note 2 of the Financial Statements for a list of all significant accounting policies.

Significant judgments include measures of goodwill, income taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

## BUSINESS OVERVIEW AND KEY DRIVERS

Real is a real estate technology company that operates a licensed residential real estate brokerage across all 50 U.S. states, the District of Columbia, and five Canadian provinces. The Company generates the majority of its revenue from commissions earned on residential real estate transactions completed by agents affiliated with its platform. In addition, the Company operates ancillary businesses, including mortgage brokerage, title and escrow services, and financial technology and lending products. For additional information about our business, products and services, and operating model, see "Description of the Business" in our Annual Information Form.

### *Key Drivers of 2025 Performance*

The Company's financial performance during 2025 was driven primarily by continued organic growth in agent count and transaction volume, partially offset by changes in revenue mix and ongoing investment in ancillary businesses. Despite relatively muted residential real estate market conditions, the Company continued to gain market share, driven by growth in productive agents and teams. This growth contributed to higher transaction volumes and revenue, while also increasing the proportion of transactions completed by agents who had reached their annual commission "cap" amount (the "**Cap**").

### *Commission Cap Dynamics and Gross Margin*

As agent productivity increased during 2025, a higher proportion of transactions were completed by agents who had reached their annual commission caps. Once an agent reaches their cap, the Company no longer earns a percentage-based commission split on those transactions and instead earns a fixed per-transaction fee. This shift resulted in near-term pressure on gross margin, as capped transactions generate lower gross margin than non-capped transactions. Management views this mix shift as an indicator of agent productivity and platform maturity, and expects gross margin trends over time to be influenced by the relative mix of capped versus non-capped transactions, overall transaction volume, and growth in ancillary services. While an agent's annual reset of their Cap is dependent on when they joined the Company, most agent's Cap resets coincide with the Company's fiscal year.

### *Ancillary Services and Margin Expansion Strategy*

The Company continues to invest in ancillary businesses, including One Real Mortgage, One Real Title, and Real Wallet, which currently generate net operating losses as they scale. Management believes these businesses have the potential to generate materially higher gross margins than the core brokerage business over time.

During 2025:

- Mortgage brokerage revenue increased due to growth in the number of loan officers on the platform.
- Title operations were impacted by a planned transition from team-based joint ventures to state-based joint ventures, a shift intended to improve scalability and profitability.
- Real Wallet experienced increased agent adoption of Real Wallet business checking accounts in the US, lending products in Canada and launched additional offerings, including Real Wallet Rewards and Real Wallet Capital in the US.

Losses from ancillary businesses are reflected in operating results as the Company continues to invest in product development, infrastructure, and go-to-market capabilities. Management expects the pace of ancillary revenue growth and attach rates to be key factors influencing long-term margin expansion.

### *Operating Leverage and Cost Structure*

The Company's operating model is supported by proprietary technology and automation intended to allow the business to scale without a proportional increase in fixed operating costs. During 2025, investments in automation and AI-enabled workflows contributed to improvements in operating expense per transaction, despite continued growth in agent count and transaction volume. Management continues to focus on balancing investments in growth and product development with disciplined cost management to support improving operating leverage over time.

## FOURTH QUARTER FINANCIAL HIGHLIGHTS

- The total value of completed real estate transactions was $20.3 billion in the fourth quarter of 2025, representing a 39% increase compared to $14.6 billion in the fourth quarter of 2024.
- The total number of closed transaction sides grew 38% year-over-year to 48,903 in the fourth quarter of 2025, an increase from 35,370 in the fourth quarter of 2024.
- The total number of agents on the platform increased to 31,739 at the end of the fourth quarter of 2025, an increase of 31% from the fourth quarter of 2024.
- Revenue increased to $505.1 million for the three months ended December 31, 2025, an increase of 44% from $350.6 million for the three months ended December 31, 2024.
- Gross profit was $39.0 million for the three months ended December 31, 2025, an increase of 30% from $30.0 million for the three months ended December 31, 2024.
- Operating expenses, consisting of general and administrative, marketing, and research and development expenses, totaled $44.3 million for the three months ended December 31, 2025, an increase of 22% from $36.4 million for the three months ended December 31, 2024.
- Net loss was $(4.2) million for the three months ended December 31, 2025, compared to a net loss of $(6.7) million for the three months ended December 31, 2024.
- Adjusted EBITDA, a non-GAAP measure, was $14.2 million for the three months ended December 31, 2025, compared to Adjusted EBITDA of $9.1 million for the three months ended December 31, 2024.
- As of December 31, 2025, cash and cash equivalents and investments in financial assets totaled $49.9 million, compared to $32.8 million as of December 31, 2024.

## MARKET CONDITIONS AND INDUSTRY TRENDS

For a description of market conditions and industry trends please refer to section 5.1 in the Company's Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company's profile at www.sedarplus.com and EDGAR under the Company's profile at www.sec.gov.

## SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2025. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

| | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | $ 505,139 | $ 568,549 | $ 540,747 | $ 353,981 | $ 350,630 | $ 372,488 | $ 340,778 | $ 200,743 |
| Cost of Sales | 466,105 | 523,692 | 492,886 | 320,045 | 320,645 | 340,359 | 308,910 | 179,984 |
| **Gross Profit** | **$ 39,034** | **$ 44,857** | **$ 47,861** | **$ 33,936** | **$ 29,985** | **$ 32,129** | **$ 31,868** | **$ 20,759** |
| General and Administrative Expenses | 18,359 | 19,584 | 18,900 | 17,516 | 18,632 | 16,301 | 14,015 | 12,136 |
| Marketing Expenses | 20,368 | 21,034 | 23,284 | 17,697 | 13,698 | 15,261 | 15,889 | 12,629 |
| Research and Development Expenses | 4,806 | 4,712 | 3,993 | 3,932 | 4,042 | 3,045 | 2,608 | 2,462 |
| Settlement of Litigation | 750 | - | - | - | - | - | - | 9,250 |
| **Operating Expenses** | **$ 44,283** | **$ 45,330** | **$ 46,177** | **$ 39,145** | **$ 36,372** | **$ 34,607** | **$ 32,512** | **$ 36,477** |
| **Operating Income (Loss)** | **$ (5,249)** | **$ (473)** | **$ 1,684** | **$ (5,209)** | **$ (6,386)** | **$ (2,478)** | **$ (644)** | **$ (15,718)** |
| Other Income (Expenses), net | 342 | 365 | 166 | 122 | (115) | (151) | (57) | (173) |
| Finance Income (Expenses), net | (137) | (83) | (300) | 34 | 434 | 214 | 523 | 552 |
| **Income (Loss) Before Tax** | **(5,044)** | **(191)** | **1,550** | **(5,121)** | **(6,705)** | **(2,541)** | **(1,110)** | **(16,097)** |
| Tax Expense (Benefit) | (829) | 89 | - | - | - | - | - | - |
| **Net Income (Loss)** | **(4,215)** | **(280)** | **1,550** | **(5,121)** | **(6,705)** | **(2,541)** | **(1,110)** | **(16,097)** |
| Non-controlling Interest | (12) | 167 | 38 | 154 | 62 | (45) | (105) | - |
| **Income (Loss) Attributable to the Owners of the Company** | **$ (4,203)** | **$ (447)** | **$ 1,512** | **$ (4,967)** | **$ (6,643)** | **$ (2,586)** | **$ (1,215)** | **$ (16,097)** |
| *Other Comprehensive Income (Loss):* | | | | | | | | |
| Unrealized Gains (Losses) on Available for Sale Investment | (84) | (131) | (9) | 12 | (16) | 3 | 51 | 43 |
| Foreign Currency Translation Adjustment | 10 | (59) | (8) | (121) | 529 | (230) | 376 | 119 |
| **Comprehensive Income (Loss)** | **$ (4,277)** | **$ (637)** | **$ 1,495** | **$ (5,076)** | **$ (6,130)** | **$ (2,813)** | **$ (788)** | **$ (15,935)** |
| *Adjusted EBITDA Reconciliation:* | | | | | | | | |
| **Net Income (Loss)** | **$ (4,215)** | **$ (280)** | **$ 1,550** | **$ (5,121)** | **$ (6,705)** | **$ (2,541)** | **$ (1,110)** | **$ (16,097)** |
| Finance Costs | 137 | 83 | 300 | 34 | 169 | (16) | 899 | 671 |
| Depreciation, Amortization, and Tax Expense (Benefit) | (244) | 656 | 398 | 379 | 372 | 358 | 340 | 326 |
| Stock-Based Compensation | 17,732 | 19,912 | 17,795 | 12,707 | 15,119 | 15,417 | 13,536 | 8,844 |
| Restructuring Expense | - | - | - | 250 | - | - | - | - |
| Expenses related to Litigation Settlement | 750 | - | - | 27 | 118 | 33 | 369 | 9,857 |
| **Adjusted EBITDA** | **$ 14,160** | **$ 20,371** | **$ 20,043** | **$ 8,276** | **$ 9,073** | **$ 13,251** | **$ 14,034** | **$ 3,601** |
| **Basic and Diluted Earnings (Loss) per Share** | **$ (0.019)** | **$ (0.002)** | **$ 0.007** | **$ (0.024)** | **$ (0.033)** | **$ (0.013)** | **$ (0.006)** | **$ (0.087)** |

**QUARTERLY REVENUE PERFORMANCE BY CATEGORY**

Year-over-year quarterly revenue growth *(in thousands)*:

| | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | **Q4** | **Q3** | **Q2** | **Q1** |
| Commissions | 501,982 | 565,307 | 537,445 | 351,749 | 348,083 | 369,890 | 338,574 | 199,252 |
| *Commissions – YoY QTR* | *44%* | *53%* | *59%* | *77%* | *93%* | *73%* | *84%* | *86%* |
| Title Revenue | 1,352 | 1,307 | 1,346 | 1,030 | 1,338 | 1,400 | 1,255 | 795 |
| *Title Revenue – YoY QTR* | *1%* | *(7%)* | *7%* | *30%* | *179%* | *45%* | *32%* | *33%* |
| Mortgage Revenue | 1,466 | 1,758 | 1,709 | 1,076 | 1,167 | 1,198 | 949 | 696 |
| *Mortgage Revenue – YoY QTR* | *26%* | *47%* | *80%* | *55%* | *163%* | *236%* | *162%* | *427%* |
| Wallet Revenue | 339 | 177 | 247 | 126 | 42 | — | — | — |
| *Wallet Revenue - YoY QTR* | *707%* | *—%* | *—%* | *—%* | *—%* | *—%* | *—%* | *—%* |
| **Total Revenue** | **505,139** | **568,549** | **540,747** | **353,981** | **350,630** | **372,488** | **340,778** | **200,743** |
| ***Total Revenue – YoY QTR*** | ***44%*** | ***53%*** | ***59%*** | ***76%*** | ***93%*** | ***74%*** | ***84%*** | ***86%*** |

**Quarterly Revenue and Gross Margin Trends**

Our revenue has continued to grow over the last eight quarters, driven primarily by the expansion of our agent base, and the resulting increase in closed transaction volume. Contributions from Title, Mortgage and Wallet businesses have also increased, though they remain a smaller portion of overall revenue.

Our gross margin percentage has fluctuated quarter to quarter, reflecting transaction mix, contributions from our ancillary services, and the proportion of agents who have reached their annual commission cap.

**Quarterly Operating Expense Trends**

Operating expenses have generally increased in line with agent and transaction growth, as we continue to invest in technology, support functions, and headcount. Expenses in Q1 2024 reflect the $9.25 million settlement of the Umpa class action lawsuit and expenses in Q4 2025 reflect the $750 thousand settlement related to the Cwynar class action lawsuit, as described in Note 15 of our 2025 Financial Statements.

## QUARTERLY KEY PERFORMANCE METRICS

The Company tracks the results of our operations and certain key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The following table presents these metrics for the last eight quarters:

| | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| **Key Performance Metrics** | **Q4** | **Q3** | **Q2** | **Q1** | **Q4** | **Q3** | **Q2** | **Q1** |
| Closed Transaction Sides[1] | 48,903 | 53,512 | 49,282 | 33,617 | 35,370 | 35,832 | 30,367 | 19,032 |
| Total Value of Home Side Transactions ($, billions)[2] | 20.3 | 21.4 | 20.1 | 13.5 | 14.6 | 14.4 | 12.6 | 7.5 |
| Median Home Sale Price ($, thousands)[3] | 385 | 390 | 387 | 380 | 380 | 383 | 384 | 372 |
| Total Agents[4] | 31,739 | 30,183 | 28,034 | 26,870 | 24,140 | 21,770 | 19,540 | 16,680 |
| Agent Churn Rate (%)[5] | 5.2 | 4.9 | 9.4 | 8.7 | 6.8 | 7.3 | 7.5 | 7.9 |
| Revenue Churn Rate (%)[6] | 1.6 | 1.4 | 1.9 | 2.5 | 1.8 | 2.0 | 1.6 | 1.9 |
| Full-Time Employees[7] | 435 | 439 | 429 | 410 | 264 | 240 | 231 | 151 |
| Full-Time Employees, Excluding One Real Title and One Real Mortgage[8] | 338 | 340 | 324 | 307 | 178 | 155 | 142 | 117 |
| Headcount Efficiency Ratio[9] | 1:94 | 1:89 | 1:87 | 1:88 | 1:136 | 1:140 | 1:138 | 1:143 |
| Revenue Per Full Time Employee ($, thousands)[10] | 1,490 | 1,672 | 1,669 | 1,153 | 1,970 | 2,403 | 2,400 | 1,716 |
| Operating Expense Excluding Revenue Share ($, thousands)[11] | 29,649 | 29,592 | 28,534 | 26,641 | 26,835 | 22,956 | 20,037 | 27,413 |
| Operating Expense Excluding Revenue Share Per Transaction ($)[12] | 606 | 553 | 579 | 792 | 759 | 641 | 660 | 1,440 |

[1] Represents the number of transactions closed by our agents during the period.
[2] Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.
[3] Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.
[4] Represents the total number of agents affiliated with Real at the end of the period.
[5] Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.
[6] A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.
[7] Represents the total number of full-time employees of the Company at period end.
[8] Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.
[9] Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.
[10] A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).
[11] A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real's method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the "Non-GAAP measures and ratios" section in this MD&A.
[12] A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real's method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the "Non-GAAP measures and ratios" section in this MD&A.

## PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

### *Non-GAAP measures and ratios*

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, including non-GAAP ratios, such as earnings before interest, taxes, depreciation and amortization (“**EBITDA**”) or adjusted earnings before interest, taxes, depreciation and amortization (“**Adjusted EBITDA**”), operating expenses excluding certain non-cash items and related ratios.

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

### *Earnings before Interest, Taxes, Depreciation and Amortization*

EBITDA is used as an alternative to net income (loss) because it excludes items such as interest, taxes, and amortization, which are non-cash or which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

### *Adjusted Earnings before Interest, Taxes, Depreciation and Amortization*

Management believes Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance expenses, litigation settlement costs inclusive of related legal expenses and stock-based compensation provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique, non-recurring or non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

### *Operating Expense Excluding Revenue Share*

Operating expense excluding revenue share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expense. Management believes that Operating Expense Excluding Revenue Share provides investors with useful insight into Real’s underlying fixed and discretionary cost base by removing a variable expense that scales with revenue.

A reconciliation of operating expense excluding revenue share to operating expense is presented below (*in thousands*):

| | For the Year Ended | |
|---|---|---|
| | December 31, 2025 | December 31, 2024 |
| **Operating Expense** | **$ 174,935** | **$ 139,967** |
| *Less:* | | |
| Revenue Share | 60,520 | 42,727 |
| **Operating Expense Excluding Revenue Share** | **$ 114,415** | **$ 97,240** |

***Operating Expense Excluding Revenue Share Per Transaction***

Operating expense excluding revenue share per transaction is a ratio calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Management uses this metric to evaluate operating efficiency and cost scalability on a per-transaction basis. Management and investors can use this metric to assess whether Real is achieving greater operating leverage as transaction volume grows.

**KEY COMPONENTS OF RESULTS FROM OPERATIONS**

***Revenues***

The Company generates substantially all of its revenue from commissions on residential real estate transactions completed by agents affiliated with its platform. Additional revenue is generated from ancillary services and agent-related fees, including annual agent fees, joining fees, and per-transaction fees.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers and satisfies its performance obligations upon the successful closing of a transaction. Accordingly, revenue is recognized at the time of closing based on the gross commission amount it expects to be entitled to receive.

***Cost of Sales***

Cost of Sales primarily consists of commissions paid to Real agents. In Canada, cost of sales also includes commissions paid to outside brokerages as required by local regulations, as well as costs associated with title, mortgage and wallet services.

Real agents typically receive 85% of the gross commission earned on a transaction, with 15% retained by the Company, until they reach their Cap. Once an agent reaches their Cap, they retain 100% of their commissions, net of a fixed per-transaction fee. Each agent's Cap resets annually on the agent's anniversary date. As the total revenue and transaction volume increases, cost of sales generally increases correspondingly.

Our margins are influenced by the proportion of transactions completed by agents who have reached their Cap, which is affected by transaction volume and home price appreciation. As the Company continues to attract and retain high-producing agents, this dynamic may place pressure on margins. Management believes this effect may be partially offset over time by increased contributions from ancillary services, One Real Title, One Real Mortgage, and Real Wallet.

***Operating Expenses***

*General and administrative*

General and Administrative ("**G&A**") expenses include salaries and benefits for corporate employees, stock-based compensation, professional fees, depreciation, and other administrative costs that support the Company's operations. These expenses reflect investments in personnel, technology, and corporate infrastructure, including legal, regulatory, and compliance functions, to support the Company's growth and operating scale.

*Marketing*

Marketing expenses primarily consist of payments in connection with the Company's revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company ("**Revenue Share**"), stock-based compensation for agents, and other marketing and advertising costs. The largest component is Revenue Share, which represents compensation paid to agents for attracting productive agents to the platform. Agents qualify to earn Revenue Share based on specific performance and referral criteria, making it a key driver of the Company's agent growth strategy. As the agent base expands, Revenue Share expense generally increases in line with growth in participating agents.

Stock-based compensation for agents represents another significant component of marketing expense and includes production-based awards, attraction-related incentives, participation in the Company's agent stock purchase program, and Elite Agent awards. These awards typically vest over one to three years and are designed to support retention and align agent incentives with the Company's long-term objectives.

Other marketing expenses primarily include salaries of marketing personnel and initiatives intended to support agent attraction and community engagement.

*Research and development*

Research and development ("**R&D**") expenses consist primarily of salaries and benefits, stock-based compensation, and other costs related to product development and technology initiatives. R&D costs are expensed as incurred, except for software development costs that qualify for capitalization. Capitalized software development costs are recorded within property and equipment once the project has progressed beyond the preliminary project stage and its completion and intended use are probable.

*Settlement of litigation*

For the year ended December 31, 2024, the Company recorded a $9.25 million litigation settlement expense related to the resolution of the *Umpa v. NAR* class action lawsuit. On April 8, 2024, Real entered into a settlement agreement to resolve all claims nationwide, releasing the Company, its subsidiaries, and affiliated agents from liability in the case. The settlement does not constitute an admission of liability or validation of the claims asserted but reflects the Company's decision to conclusively resolve the litigation.

For the year ended December 31, 2025, the Company recorded a $0.75 million litigation settlement expense related to the resolution of the *Cwynar v. The Real Brokerage Inc.* lawsuit (the "**Cwynar Class Action**"). On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar Class Action on a nationwide basis. Pursuant to the terms of the settlement agreement, the Company will pay $0.75 million into a qualified settlement fund following the court's preliminary approval of the settlement agreement. This settlement conclusively addresses all claims asserted against the Company in the Cwynar Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. The settlement agreement is pending preliminary approval by the court.

***Other income (expenses), net***

Other income (expenses), net primarily consists of interest income earned on cash and investments in financial assets.

***Finance expenses, net***

Finance expenses, net primarily include fair value adjustments on outstanding warrants, realized gains or losses on financial instruments, and bank fees. These costs fluctuate based on market conditions, financing activities, and changes in the fair value of financial instruments.

**SUMMARY RESULTS FROM OPERATIONS**

The following table sets forth our consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024 *(in thousands)*:

| | *For the Year Ended* | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| **Revenues** | **$ 1,968,416** | **$ 1,264,639** |
| Cost of Sales | 1,802,728 | 1,149,898 |
| **Gross Profit** | **$ 165,688** | **$ 114,741** |
| General and administrative expenses | 74,359 | 61,084 |
| Marketing expenses | 82,383 | 57,477 |
| Research and development expenses | 17,443 | 12,156 |
| Settlement of litigation | 750 | 9,250 |
| **Operating Expenses** | **$ 174,935** | **$ 139,967** |
| **Operating Loss** | **$ (9,247)** | **$ (25,226)** |
| Other income, net | 995 | 496 |
| Finance expenses | (554) | (1,723) |
| **Loss Before Tax** | **$ (8,806)** | **$ (26,453)** |
| Tax Benefit | (740) | — |
| **Net Loss** | **$ (8,066)** | **$ (26,453)** |
| Net income (loss) attributable to non-controlling interests | 39 | (88) |
| **Net Loss Attributable to the Owners of the Company** | **$ (8,105)** | **$ (26,541)** |
| *Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:* | | |
| Unrealized gain (loss) on investments in financial assets | (212) | 81 |
| Foreign currency translation adjustment | (178) | 794 |
| **Total Comprehensive Loss Attributable to Owners of the Company** | **$ (8,495)** | **$ (25,666)** |
| Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest | 39 | 88 |
| **Total Comprehensive Loss** | **$ (8,456)** | **$ (25,578)** |
| *Loss per share* | | |
| **Basic loss per share** | **$ (0.04)** | **$ (0.14)** |
| **Diluted loss per share** | **$ (0.04)** | **$ (0.14)** |
| **Weighted-average shares, basic** | **219,873** | **191,172** |
| **Weighted-average shares, diluted** | **219,873** | **191,172** |

Basic and diluted loss per share are calculated based on weighted average of the common shares of the Company ("**Common Shares**") outstanding during the period.

The following table sets forth our cost of sales and operating expenses for the years ended December 31, 2025 and 2024 *(in thousands)*:

| | *For the Year Ended* | | |
|---|---|---|---|
| | **December 31, 2025** | **December 31, 2024** | **% Change** |
| **Cost of Sales** | **$ 1,802,728** | **$ 1,149,898** | **57%** |
| | | | |
| **Operating Expenses** | | | |
| ***General and Administrative Expenses*** | **74,359** | **61,084** | **22%** |
| Salaries and Benefits | 38,903 | 27,081 | 44% |
| Stock-Based Compensation for Employees | 8,416 | 9,324 | (10)% |
| Administrative Expenses | 3,155 | 3,816 | (17)% |
| Professional Fees | 18,337 | 16,437 | 12% |
| Depreciation and Amortization Expense | 1,929 | 1,396 | 38% |
| Other | 3,619 | 3,030 | 19% |
| ***Marketing Expenses*** | **82,383** | **57,477** | **43%** |
| Salaries and Benefits | 1,686 | 1,048 | 61% |
| Stock-Based Compensation for Employees | 160 | 29 | 452% |
| Stock-Based Compensation for Agents | 14,727 | 10,077 | 46% |
| Revenue Share | 60,520 | 42,727 | 42% |
| Other | 5,290 | 3,596 | 47% |
| ***Research and Development Expenses*** | **17,443** | **12,156** | **43%** |
| Salaries and Benefits | 10,321 | 6,400 | 61% |
| Stock-Based Compensation for Employees | 1,158 | 949 | 22% |
| Software, Cloud & Tools | 5,793 | 3,219 | 80% |
| Other | 171 | 1,588 | (89)% |
| ***Settlement of Litigation*** | **750** | **9,250** | **(92)%** |
| **Total Operating Expenses** | **174,935** | **139,967** | **25%** |
| **Total Cost of Sales and Operating Expenses** | **$ 1,977,663** | **$ 1,289,865** | **53%** |

## DISCUSSION OF RESULTS FROM OPERATIONS

### *Key Performance Metrics*

Management uses key performance indicators to evaluate business growth, agent and transaction trends, operational efficiency, and the scalability of the Company's platform. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of revenue. Total agents, agent churn rate, and revenue churn rate are used to assess agent network growth, retention, and revenue stability.

Operational efficiency is evaluated using metrics such as full-time employees ("**FTEs**"), headcount efficiency ratio, and revenue per FTE, which reflects the relationship between headcount growth and revenue scale. In 2025, FTEs increased primarily due to the conversion of 136 contractors in India (122 excluding One Real Mortgage and One Real Title) to employee status. This transition contributed to a decrease in the headcount efficiency ratio in 2025.

Management also monitors operating expense excluding revenue share and operating expense per transaction excluding revenue share to provide additional visibility into fixed and discretionary costs, independent of agent-driven revenue share.

### *Revenue*

Revenue for the year ended December 31, 2025, increased 55.7% to $1,968 million, from $1,265 million in the year ended December 31, 2024. This increase was driven primarily by growth in the number of productive agents and higher closed transaction volume.

### *Cost of Sales*

Cost of Sales for the year ended December 31, 2025 increased 56.8% to $1,803 million, from $1,150 million for the year ended December 31, 2024, primarily reflecting higher commission payments associated with agent and increased transaction growth.

As a percentage of revenue, Cost of Sales increased to 91.6% for the year ended December 31, 2025, from 90.9% in 2024. This increase reflects a higher proportion of transactions completed by agents who had reached their annual commission caps, as well as lower relative contribution from higher-margin ancillary services.

### *Gross Profit*

Gross profit for the year ended December 31, 2025 grew to $166 million, compared to $115 million for the year ended December 31, 2024, driven by higher transaction volume and agent growth.

Gross margin declined to 8.4% for the year ended December 31, 2025, from 9.1% for the year ended December 31, 2024, primarily due to commission Cap dynamics and revenue mix.

### *Operating Expenses*

Total operating expenses were $174.9 million for the year ended December 31, 2025, an increase of 25% compared to $140.0 million for the year ended December 31, 2024. The increase reflects a combination of higher agent-related marketing expenses and increased investment in corporate infrastructure and technology.

*General & Administrative Expenses ("G&A")*

G&A expenses were $74.4 million for the year ended December 31, 2025, compared to $61.1 million for the year ended December 31, 2024, representing an increase of 22%.

The year-over-year increase primarily reflects changes in the following components:

- Salaries and benefits expense increased to $38.9 million for the year ended December 31, 2025, from $27.1 million for the year ended December 31, 2024, primarily due to higher headcount across administrative, finance, legal, and operations functions to support a larger agent base and higher transaction volume.

- Professional fees increased to $18.3 million for the year ended December 31, 2025, compared to $16.4 million for the year ended December 31, 2024, driven by higher broker consulting costs, audit and tax compliance expenses, and increased legal expenses.

- Stock-based compensation within G&A decreased to $8.4 million for the year ended December 31, 2025, from $9.3 million for the year ended December 31, 2024, reflecting adjustments for performance-based restricted share units ("**RSUs**") no longer expected to vest.

*Marketing Expenses*

Marketing expenses were $82.4 million for the year ended December 31, 2025, compared to $57.5 million for the year ended December 31, 2024, representing an increase of 43%.

The increase was driven primarily by agent-related, variable costs that scale with revenue, including:

- Revenue share increased to $60.5 million for the year ended December 31, 2025, compared to $42.7 million for the year ended December 31, 2024, reflecting a larger base of productive agents eligible for revenue share payments and higher closed transaction growth.

- Stock-based compensation for agents increased to $14.7 million for the year ended December 31, 2025, from $10.1 million for the year ended December 31, 2024, driven by higher transaction-related RSU awards.

- Other marketing expenses increased to $5.3 million for the year ended December 31, 2025 from $3.6 million for the year ended December 31, 2024, primarily due to higher event costs associated with supporting agent and employee engagement and retention.

*Research and Development Expenses ("R&D")*

R&D expenses were $17.4 million for the year ended December 31, 2025, compared to $12.2 million for the year ended December 31, 2024, representing an increase of 43%.

The increase primarily reflects:

- Salaries and benefits expense increasing to $10.3 million for the year ended December 31, 2025, from $6.4 million for the year ended December 31, 2024, reflecting higher headcount supporting platform enhancements, new product development, and AI initiatives, including payroll associated with employees who joined the Company in connection with the Flyhomes asset acquisition.

***Operating Loss***

| | *For the Year Ended* | | |
|---|---|---|---|
| | **December 31, 2025** | **December 31, 2024** | **% Change** |
| Operating Loss | (9,247) | (25,226) | (63)% |
| **Percentage of Total Revenues** | **(0.5%)** | **(2.0%)** | |

Operating loss was $(9.2) million for the year ended December 31, 2025, compared to $(25.2) million for the year ended December 31, 2024. As a percentage of total revenues, operating loss improved to (0.5%) from (2.0%) in the prior year. The improvement primarily reflects strong revenue growth and operating leverage, partially offset by higher personnel and operating costs to support business growth. Results for the year ended December 31, 2024 included a $9.25 million litigation settlement expense related to the resolution of the *Umpa v. The National Association of Realtors, et al.* (the "**Umpa Class Action**") lawsuit, which did not recur in 2025.

***Earnings before interest, taxes, depreciation and amortization ("EBITDA") (in thousands)***

| | For the Year Ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | % Change |
| **Net Loss** | **$ (8,066)** | **$ (26,453)** | **(70)%** |
| *Add/(Deduct):* | | | |
| Depreciation and Amortization | 1,929 | 1,396 | 38% |
| Tax Benefit | (740) | - | |
| **EBITDA (i)** | **$ (6,877)** | **$ (25,057)** | **73%** |

i. Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the "Non-GAAP measures and ratios" section in this MD&A.

EBITDA was $(6.9) million for the year ended December 31, 2025, compared to $(25.1) million for the year ended December 31, 2024. The year-over-year improvement primarily reflects revenue growth and improved operating leverage, partially offset in part by higher personnel and technology-related operating expenses. EBITDA for the year ended December 31, 2024 was negatively impacted by the $9.25 million Umpa Class Action litigation settlement expense, which did not recur in 2025.

***Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)***

Adjusted EBITDA excludes stock-based compensation expense, tax expense, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the Umpa Class Action and Cwynar Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Management uses Adjusted EBITDA to evaluate core operating performance and scalability.

| | For the Year Ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | % Change |
| **Net Loss** | **$ (8,066)** | **$ (26,453)** | **(70)%** |
| *Add/(Deduct):* | | | |
| Finance Expenses, Net | 554 | 1,723 | (68)% |
| Depreciation and Amortization | 1,929 | 1,396 | 38% |
| Stock-Based Compensation | 68,146 | 52,916 | 29% |
| Restructuring Expenses | 250 | - | |
| Expenses Related to Litigation Settlement | 777 | 10,377 | (93)% |
| Tax Benefit | (740) | - | |
| **Adjusted EBITDA(i)** | **$ 62,850** | **$ 39,959** | **57%** |

i. Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the "Non-GAAP measures and ratios" section of this MD&A.

Adjusted EBITDA increased to $62.9 million for the year ended December 31, 2025, compared to $40.0 million for the year ended December 31, 2024. The increase primarily reflects:

- Revenue growth driven by a larger agent base and higher closed transaction volume.
- Operating leverage as corporate infrastructure and technology scaled with revenue.
- Changes in stock-based compensation, which are discussed in the section below.

***Stock-Based Compensation***

Stock-based compensation expense for the year ended December 31, 2025 was $68.1 million compared to $52.9 million for the year ended December 31, 2024. The increase was primarily attributable to higher participation in the Company's agent stock purchase program, increased production-based equity incentives for agents, and higher equity compensation awarded to employees, partially offset by RSU forfeitures recognized during the year.

Stock-based compensation may continue to increase as the Company expands its agent network and equity-based incentive programs. However, stock-based compensation expense may fluctuate period-to-period based on the volume and timing of awards, forfeitures, vesting schedules and changes in share price.

The following table is presented in thousands:

| | ***For the Year Ended*** | | | | | |
|---|---|---|---|---|---|---|
| | **December 31, 2025** | | | **December 31, 2024** | | |
| | ***Options Expense*** | ***RSU Expense*** | ***Total*** | ***Options Expense*** | ***RSU Expense*** | ***Total*** |
| Cost of Sales – Agent Stock-Based Compensation | $ — | $ 43,685 | **$ 43,685** | $ — | $ 32,537 | **$ 32,537** |
| Marketing Expenses – Agent Stock-Based Compensation | 233 | 14,494 | **14,727** | 382 | 9,695 | **10,077** |
| Marketing Expenses – FTE Stock-Based Compensation | - | 160 | **160** | 2 | 27 | **29** |
| Research and Development – FTE Stock-Based Compensation | 3 | 1,155 | **1,158** | 24 | 925 | **949** |
| General and Administrative – FTE Stock-Based Compensation | 783 | 7,633 | **8,416** | 1,763 | 7,561 | **9,324** |
| **Total Stock-Based Compensation** | **$ 1,019** | **$ 67,127** | **$ 68,146** | **$ 2,171** | **$ 50,745** | **$ 52,916** |

**OUTSTANDING SHARE DATA**

As of December 31, 2025, the Company had 210.5 million Common Shares issued and outstanding. In addition, 27.4 million Common Shares were reserved for issuance pursuant to outstanding RSUs and 10.7 million Common Shares were reserved for issuance pursuant to outstanding stock options. During the year ended December 31, 2025, the Company repurchased 9.0 million Common Shares, released 1.9 million Common Shares to satisfy RSU obligations, and retired 7.6 million Common Shares under the Company's share repurchase plan.

As of February 25, 2026, the Company had 212.3 million Common Shares issued and outstanding. As of that date, 28.4 million RSUs were issued and outstanding, each of which will settle for one Common Share upon vesting, but may be settled in cash in certain circumstances in accordance with the equity plan under which the RSUs were issued.

As of February 25, 2026, the Company also had 10.3 million Common Share purchase options ("**Options**") issued and outstanding, with exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to August 2035. Each Option is exercisable for one Common Share.

## BUSINESS SEGMENT INFORMATION

A breakdown of the consolidated statements of comprehensive loss by business segment during the period, as well as a reconciliation from Net Loss to Adjusted EBITDA, is included below *(in thousands)*. Further details regarding the Company's operating segments are provided in *Note 5* within the Financial Statements.

### NORTH AMERICAN BROKERAGE

| | *For the Year Ended* | | |
|---|---|---|---|
| | **December 31, 2025** | **December 31, 2024** | **% Change** |
| Revenues | $ 1,956,483 | $ 1,255,799 | 56 % |
| Cost of sales | 1,798,494 | 1,147,072 | 57 % |
| **Gross Profit** | **157,989** | **108,727** | **45 %** |
| Operating Expenses | 160,294 | 128,953 | 24 % |
| **Operating Loss** | **(2,305)** | **(20,226)** | **(89)%** |
| **Net Loss** | **(1,260)** | **(22,145)** | **94 %** |
| *Add/(Deduct)* | | | |
| Finance Income, Net | 508 | 1,639 | (69)% |
| Depreciation and Amortization | 1,150 | 609 | 89 % |
| Tax Benefit | (740) | - | |
| Stock-Based Compensation | 67,182 | 52,916 | 27 % |
| Expenses Related to Litigation Settlement | 777 | 10,377 | (93)% |
| **Adjusted EBITDA** | **$ 67,617** | **$ 43,396** | **56 %** |

Revenues for the North American Brokerage segment were $2.0 billion for the year ended December 31, 2025, an increase of 56% compared to $1.3 billion for the year ended December 31, 2024. The increase was driven by growth in productive agents and higher closed transaction volume, reflecting continued market share gains.

Operating expenses were $160.3 million for the year ended December 31, 2025, compared to $129.0 million for the year ended December 31, 2024, reflecting higher agent-related variable costs, including Revenue Share and agent stock-based compensation, as well as increased personnel and technology costs to support growth.

The segment reported an operating loss of $(2.3) million for the year ended December 31, 2025, compared to an operating loss of $(20.2) million for the year ended December 31, 2024. The year-over-year improvement reflects higher revenue, improved operating leverage, and the absence of the $9.25 million litigation settlement expense recorded in 2024.

Adjusted EBITDA for the North American Brokerage Segment was $67.6 million for the year ended December 31, 2025, compared to $43.4 million for the year ended December 31, 2024, reflecting higher transaction volume and the scalability of the brokerage platform.

**ONE REAL TITLE**

| | *For the Year Ended* | | |
|---|---|---|---|
| | **December 31, 2025** | **December 31, 2024** | **% Change** |
| Revenues | $ 5,035 | $ 4,788 | 5 % |
| Cost of sales | 890 | 671 | 33 % |
| **Gross Profit** | **4,145** | **4,117** | **1 %** |
| Operating Expenses | 8,266 | 6,814 | 21 % |
| **Operating Loss** | **$ (4,121)** | **$ (2,697)** | **53 %** |
| **Net Loss** | **$ (4,140)** | **$ (2,107)** | **96 %** |
| *Add/(Deduct)* | | | |
| Finance (Income) Expenses, Net | 19 | 83 | (77) % |
| Depreciation and Amortization | 673 | 676 | — % |
| Stock-Based Compensation | 58 | - | |
| Restructuring Expense | 250 | - | |
| **Adjusted EBITDA** | **$ (3,140)** | **$ (1,348)** | **133 %** |

Revenues for One Real Title were $5.0 million for the year ended December 31, 2025, compared to $4.8 million for the year ended December 31, 2024, representing an increase of 5%. Revenue growth was driven primarily by an increase in the number of transactions closed during the year, partially offset by a decline in revenue per transaction resulting from an increased mix of refinance and home equity line of credit transactions, which generally carry lower title and settlement fees than purchase transactions. Growth was also impacted by the Company’s transition from a team-based joint venture model to a state-based joint venture structure. The revised state-based joint venture model is intended to provide improved scalability and operating efficiency as the business matures.

Operating expenses increased to $8.3 million for the year ended December 31, 2025, compared to $6.8 million for the year ended December 31, 2024. The increase reflects costs associated with the strategic transition to the state-based joint venture model, including restructuring-related costs and continued investment in infrastructure, licensing, and personnel to support the revised operating structure.

The segment reported an operating loss of $(4.1) million for the year ended December 31, 2025, compared to an operating loss of $(2.7) million for the year ended December 31, 2024. The higher operating loss primarily reflects increased operating expenses associated with the transition during the year.

Adjusted EBITDA was $(3.1) million for the year ended December 31, 2025, compared to $(1.3) million for the year ended December 31, 2024. The decrease primarily reflects a higher operating loss during the year.

**ONE REAL MORTGAGE**

| | For the Year Ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | % Change |
| Revenues | $ 6,009 | $ 4,010 | 50 % |
| Cost of sales | 3,140 | 2,155 | 46 % |
| **Gross Profit** | **2,869** | **1,855** | **55 %** |
| Operating Expenses | 5,031 | 3,774 | 33 % |
| **Operating Loss** | **$ (2,162)** | **$ (1,919)** | **13 %** |
| **Net Loss** | **$ (2,156)** | **$ (1,817)** | **19 %** |
| *Add/(Deduct)* | | | |
| Finance (Income) Expenses, Net | - | 1 | |
| Depreciation and Amortization | 106 | 111 | (5)% |
| Stock-Based Compensation | 797 | - | |
| **Adjusted EBITDA** | **$ (1,253)** | **$ (1,705)** | **27 %** |

Revenues for the One Real Mortgage segment were $6.0 million for the year ended December 31, 2025, compared to $4.0 million for the year ended December 31, 2024, representing an increase of 50%. Revenue growth was driven by the addition of productive loan officers to the platform and the launch of an inside sales team, which supported higher funded loan volume.

Operating expenses increased to $5.0 million for the year ended December 31, 2025, compared to $3.8 million for the year ended December 31, 2024, reflecting higher personnel and operating costs to support growth, including the recognition of stock-based compensation expense in 2025, which was not recorded in the prior year.

The segment reported an operating loss of $(2.2) million for the year ended December 31, 2025, compared to a loss of $(1.9) million for the year ended December 31, 2024. The increase in operating loss primarily reflects higher operating expenses, partially offset by revenue growth.

Adjusted EBITDA improved to $(1.3) million for the year ended December 31, 2025, compared to $(1.7) million for the year ended December 31, 2024, reflecting revenue growth and expense management.

**REAL WALLET**

| | For the Year Ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | % Change |
| Revenues | $ 889 | $ 42 | 2017 % |
| Cost of sales | 204 | — | |
| **Gross Profit** | **685** | **42** | **1531 %** |
| Operating Expenses | 1,344 | 426 | - |
| **Operating Loss** | **$ (659)** | **$ (384)** | **72 %** |
| **Net Loss** | **$ (510)** | **$ (384)** | **-** |
| *Add/(Deduct)* | | | |
| Finance (Income) Expenses, Net | 27 | — | |
| Stock-Based Compensation | 109 | — | |
| **Adjusted EBITDA** | **$ (374)** | **$ (384)** | **-** |

Revenues for Real Wallet were $889.0 thousand for the year ended December 31, 2025, and $42.0 thousand for the year ended December 31, 2024. The increase reflects growth in agent held Real Wallet bank account deposits, which the Company earns interest income on, increased Real-branded debit card activity, which the Company earns interchange fees on, and expanded use of lines of credit which the Company earns interest and fee income on. As of December 31, 2025 approximately $23.6 million was held by agents in their Real Wallet business checking accounts.

Operating expenses increased to $1.3 million for the year ended December 31, 2025, compared to $426.0 thousand for the year ended December 31, 2024. The increase primarily reflects higher personnel, legal, and professional costs associated with expanding the platform, including the recognition of stock-based compensation expense in 2025, which was not recorded in the prior year.

The segment reported an operating loss of $659.0 thousand, for the year ended December 31, 2025, compared to a loss of $384.0 thousand for the year ended December 31, 2024. The higher operating loss primarily reflects increased operating expenses associated with scaling the business during the year, partially offset by higher revenue and gross profit.

Adjusted EBITDA was $374.0 thousand for the year ended December 31, 2025, compared to $384.0 thousand for the year ended December 31, 2024. The change reflects higher operating loss, partially offset by adjustments for stock-based compensation.

## REVENUE BY GEOGRAPHY

The amount of revenue from external customers, by geography, is shown in the table below *(in thousands)*:

| | *For the Year Ended* | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| United States | $ 1,748,894 | $ 1,109,616 |
| Canada | 219,522 | 155,023 |
| **Total revenue by region** | **$ 1,968,416** | **$ 1,264,639** |

## FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, restricted cash, trade receivables, financing receivables, available-for-sale (**"AFS"**) debt securities, accounts payable, and accrued liabilities. For instruments other than AFS debt securities, fair value approximates carrying value due to short-term maturities.

AFS debt securities, which are recorded at fair value and included in investments on the consolidated balance sheets. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. These conditions, and their associated risks, are managed through periodic review and rebalancing of the Company's investment portfolio.

Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

A breakdown of financial instruments as of December 31, 2025 is included below *(in thousands)*:

| | *As of December 31, 2025* | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Carrying Amount** | | | **Fair Value** | | | |
| | **Financial Assets at Amortized Cost** | **Other Financial Liabilities** | **Total** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Investments in Financial Assets | $ 16,943 | $ - | $ 16,943 | $ 16,731 | $ - | $ - | $ 16,731 |
| **Total Financial Assets Measured at Fair Value (FV)** | **$ 16,943** | **$ -** | **$ 16,943** | **$ 16,731** | **$ -** | **$ -** | **$ 16,731** |

## LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, cash and cash equivalents and investments totaled $49.9 million, compared to $32.8 million as of December 31, 2024. Cash and cash equivalents consist of cash held in bank accounts and amounts held in investment accounts primarily in money market instruments and short-term debt securities.

The Company's operations are conducted primarily in the United States and Canada. Assets held in other jurisdictions, including Israel and India, are not material and primarily relate to employees providing services to support North American operations, including as cash in the bank, prepaid subscriptions, computers and hardware. Cash balances held outside North America are not significant and do not materially restrict the Company's liquidity.

### Cash Flows

- **Operating Activities.** Cash flows generated by operating activities were $65.9 million for the year ended December 31, 2025, compared to $48.7 million for the year ended December 31, 2024. The increase was driven primarily by improved operating results, as well as the absence of the $9.25 million litigation settlement expense recorded in the prior year related to the Umpa Class Action. Operating cash flow was also favorably impacted by non-cash stock-based compensation expense of $68.1 million.

- **Investing Activities.** Cash flows used in investing activities were $13.6 million for the year ended December 31, 2025, primarily reflecting net purchase of financial assets of $7.5 million, the purchase of an investment in equity securities for $2.3 million and the purchase of intangible assets for $2.8 million**.**

- **Financing Activities.** Cash flows used in financing activities were $40.2 million for the year ended December 31, 2025, primarily reflecting repurchases of Common Shares totaling $39.4 million and payments of employee taxes related to stock-based compensation arrangements of $2.9 million, partially offset by proceeds of $2.2 million from the exercise of stock options.

### Capital Resources

The Company believes that its existing cash and cash equivalents, investments, and cash flows expected to be generated from operations will be sufficient to meet its short-term and ongoing operating requirements.

Future capital requirements may be affected by factors such as continued investment in technology, growth initiatives, market conditions and potential mergers and acquisitions. To support these activities the Company may seek to obtain additional funding, including through equity or debt financing, if appropriate.

The following table presents liquidity *(in thousands)*:

| | *As of* | |
|---|---|---|
| | **December 31, 2025** | **December 31, 2024** |
| Cash and Cash Equivalents | $ 33,213 | $ 23,376 |
| Investment in Financial Assets | 16,731 | 9,449 |
| **Total Liquidity [i]** | **$ 49,944** | **$ 32,825** |

[i] – Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the "Non-GAAP measures and ratios" section in this MD&A.

The Company expects to meet its obligations and commitments as they become due through existing cash balances and cash flows from operations.

*Balance Sheet overview (in thousands):*

| | As of | |
|---|---|---|
| | December 31, 2025 | December 31, 2024 |
| **ASSETS** | | |
| Current Assets | $ 105,764 | $ 72,911 |
| Non-Current Assets | 21,097 | 13,684 |
| **TOTAL ASSETS** | **$ 126,861** | **$ 86,595** |
| | | |
| **LIABILITIES** | | |
| Current Liabilities | 75,266 | 54,452 |
| Non-Current Liabilities | 10 | — |
| **TOTAL LIABILITIES** | **75,276** | **54,452** |
| **TOTAL EQUITY** | **51,585** | **32,143** |
| **TOTAL LIABILITIES AND EQUITY** | **$ 126,861** | **$ 86,595** |

*Assets overview by geographical region (in thousands):*

| | As of December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Canada | Israel | India | United States | Total |
| **ASSETS** | | | | | |
| **CURRENT ASSETS** | | | | | |
| Cash and Cash Equivalents | $ 2,632 | $ 69 | $ 81 | $ 30,431 | $ 33,213 |
| Restricted Cash | 18,039 | - | - | 8,299 | 26,338 |
| Investment in Financial Assets | 94 | - | - | 16,637 | 16,731 |
| Trade Receivables | 4,186 | - | - | 15,984 | 20,170 |
| Other Receivables | - | 99 | - | - | 99 |
| Short-Term Financing Receivables, Net | 2,784 | - | - | 3,447 | 6,231 |
| Prepaid Expenses and Deposits | 45 | - | 405 | 2,532 | 2,982 |
| **TOTAL CURRENT ASSETS** | **$ 27,780** | **$ 168** | **$ 486** | **$ 77,330** | **$ 105,764** |
| **NON-CURRENT ASSETS** | | | | | |
| Intangible Assets | - | - | - | 4,157 | 4,157 |
| Goodwill | - | - | - | 8,993 | 8,993 |
| Property and Equipment | 10 | 10 | 208 | 2,227 | 2,455 |
| **TOTAL NON-CURRENT ASSETS** | **10** | **10** | **208** | **15,377** | **15,605** |
| **TOTAL ASSETS** | **$ 27,790** | **$ 178** | **$ 694** | **$ 92,707** | **$ 121,369** |

| | *As of December 31, 2024* | | | |
|---|---|---|---|---|
| | Canada | Israel | United States | Total |
| **ASSETS** | | | | |
| **CURRENT ASSETS** | | | | |
| Cash and Cash Equivalents | $ 2,840 | $ 61 | $ 20,475 | $ 23,376 |
| Restricted Cash | 16,140 | - | 7,949 | 24,089 |
| Investment in Financial Assets | 73 | - | 9,376 | 9,449 |
| Trade Receivables | 5,089 | - | 9,146 | 14,235 |
| Other Receivables | - | 117 | - | 117 |
| Prepaid Expenses and Deposits | - | - | 1,645 | 1,645 |
| **TOTAL CURRENT ASSETS** | **$ 24,142** | **$ 178** | **$ 48,591** | **$ 72,911** |
| **NON-CURRENT ASSETS** | | | | |
| Intangible Assets | - | - | 2,575 | 2,575 |
| Goodwill | - | - | 8,993 | 8,993 |
| Property and Equipment | 16 | 11 | 2,089 | 2,116 |
| **TOTAL NON-CURRENT ASSETS** | **16** | **11** | **13,657** | **13,684** |
| **TOTAL ASSETS** | **$ 24,158** | **$ 189** | **$ 62,248** | **$ 86,595** |

## INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from operating activities into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company's investment securities portfolio consists primarily of debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of December 31, 2025, the total investment in securities available for sale at fair value was $16.7 million and is more fully disclosed in *Note 8* of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value.

The following table presents Investments in Available for Sale Securities at Fair Value *(in thousands)*:

| Description | Estimated Fair Value December 31, 2024 | Deposit / (Withdraw) | Dividends, Interest & Income | Gross Unrealized Gain (Loss) | Estimated Fair Value December 31, 2025 |
|---|---|---|---|---|---|
| Fixed Income | $ 9,370 | $ 6,706 | $ 764 | $ (212) | $ 16,628 |
| Investment Certificate | 79 | 24 | - | - | 103 |
| **Total** | **$ 9,449** | **$ 6,730** | **$ 764** | **$ (212)** | **$ 16,731** |

The Company holds no debt obligations.

Other than working capital liabilities, the Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

Capital management framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company's capital management framework is designed to maintain a level of capital that funds its operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real's strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the year ended December 31, 2025.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include goodwill impairment, deferred taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes within the Financial Statements:

*Deferred taxes*

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Due to changes in facts and circumstances and the estimates and judgments involved in determining the proper valuation allowances, differences between actual future events and prior estimates and judgments could result in adjustments to these valuation allowances. As of December 31, 2025 and 2024, the Company has recorded a full valuation allowance on its deferred tax assets. As of December 31, 2025, the Company recorded a deferred tax asset of $931 thousand related to its Israel deferred tax assets, due to the release of a valuation allowance, and a deferred tax liability of $10 thousand related to tax amortization of acquired goodwill but maintained a full valuation allowance on all other deferred tax assets. Further details of deferred taxes are presented in *Note 12* of the Financial Statements.

*Goodwill*

The Company evaluates goodwill for impairment annually in the fourth quarter. In addition to the annual impairment evaluation, the Company evaluates at least quarterly whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit is less than its carrying amount. The Company completes a quantitative impairment test if evidence from the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the reporting unit is determined and compared to its carrying amount, including goodwill. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting segments is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Assumptions critical to our fair value estimates were: (i) discount rates used in determining the fair value of the reporting segments; (ii) estimated future cash flows; and (iii) projected revenue and operating profit growth rates used in the reporting segment models. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rates, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

Details of goodwill including the results of annual impairment tests, are presented in *Note 11* of the Financial Statements.

*Litigation*

The Company recognizes expenses for legal claims when they become probable and can be reasonably estimated. The actual costs of such claims could have a material adverse effect on the Company's financial position, results of operations, and cash flow. For the year ended December 31, 2025, the Company recorded $750 thousand related to the Cwynar class action lawsuit. For the year ended December 31, 2024, the Company recorded $9.25 million related to the Umpa class action lawsuit. Refer to Note 15 of the Financial Statements for further information related to our litigation.

**ACCOUNTING POLICY DEVELOPMENT**

***Recently Adopted Accounting Pronouncements***

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("**ASU 2023-09**"), to require disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method.

**DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING**

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer ("**CEO**") and Chief Financial Officer ("**CFO**") have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company's disclosure controls and procedures were adequate and effective as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by *National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings*, and in the United States by Rule 13a-15(f) under *the Securities Exchange Act of 1934)*. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Brightman Almagor Zohar & Co., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, and this attestation report appears in the Financial Statements.

Inherent Limitations on Effectiveness of Controls

It should be noted that in a control system, no matter how well conceived and operated, it provides only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management's assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Changes in Internal Control Over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended December 31, 2025 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company's Internal Control over Financial Reporting.

Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company's key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Marketing Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the Company's equity-settled stock-based compensation plans (see *Note 7.A* of the Financial Statements).

## RECENT DEVELOPMENTS

### Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company's securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

On November 11, 2025, Andrea Madden, Chief Marketing Officer of the Company, entered into a 10b5-1 trading plan (the "**Plan**"), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 150,000 Common Shares. The first sale of Common Shares will not take place until at least March 12, 2026. The Plan end date is December 31, 2026. Under the Plan, Ms. Madden will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

## LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

## CORPORATE INFORMATION

The Real Brokerage Inc. was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company's principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

Common Shares are listed and traded on the Nasdaq under the symbol "REAX". The Company is a "reporting issuer" in all the provinces and territories of Canada. The Company qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

## ADDITIONAL INFORMATION

These documents, the Company's Annual Information Form for the year ended December 31, 2025, as well as additional information regarding Real, have been filed electronically on Real's website at www.onereal.com and is available on SEDAR+ under the Company's profile at www.sedarplus.com and EDGAR under the Company's profile at www.sec.gov.

real

## Our Values

### Work hard. Be kind.

Kindness is a superpower and the fuel that keeps us growing. We stand together in service of our vision and each other.

### Tech x Humanity

Tech for a better experience – our technology empowers agents & simplifies the process for everyone.

### ‘We’ are Bigger than ‘Me’

Together, we move further and faster toward groundbreaking change in how people buy and sell homes.

## Real Locations

As of April 17, 2026



BC
AB
SK
MB
ON
AK
WA
OR
ID
MT
ND
SD
WY
NE
CA
NV
UT
CO
KS
AZ
NM
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME

- Active States
- Active Provinces

**33,000**

Agents as of April 2026

**56 Locations**

(50 states, D.C., and 5 provinces in Canada)

**$1.97B**

Revenue 2025

**$75B**

Value of Sold Homes 2025